As confidentially submitted to the Securities and Exchange Commission on May 5, 2017 pursuant to the Jumpstart our Business Startups Act

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

CONFIDENTIAL SUBMISSION ON
FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FARMMI, INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	5149	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 307, Tianning Industrial Area Lishui, Zhejiang Province People’s Republic of China 323000 +86-057-1875555801 — telephone +86-057-1875555826 — facsimile	The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801 +1-800-677-3394 — telephone
(Address, including zip code, and telephone number, including area code, of principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony W. Basch, Esq. Xiaoqin Li, Esq. Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 East Cary Street Richmond, Virginia 23219 +1-804-771-5700 — telephone +1-888-360-9092 — facsimile	Richard I. Anslow, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 +1-212-370-1300 — telephone +1-212-370-7889 — facsimile

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary Shares, par value $0.001 per share		$	$	$(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(2)	To be paid upon first non-confidential filing of registration statement with Securities and Exchange Commission.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 5, 2017

Ordinary Shares

FARMMI, Inc.

This is an initial public offering of      Ordinary Shares of Farmmi, Inc., a Cayman Islands exempted company. Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price of our Ordinary Shares to be between $     and $     per share. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “FAMI”. We cannot assure you that our application will be approved; if it is not approved, we will not complete this offering.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 9.

	Per Ordinary Share	Total
Assumed public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

We expect our total cash expenses for this offering (including cash expenses payable to our underwriter for its out-of-pocket expenses and the underwriting discount) to be approximately $    . In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriter, ViewTrade Securities Inc., is obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriter an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discount. If the underwriter exercises the option in full, the total underwriting discounts and commissions payable will be $    , and the total proceeds to us, before expenses, will be $    . If we complete this offering, net proceeds will be delivered to our company on the closing date. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China. The underwriter expects to deliver our shares to purchasers in the offering on or about            , 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2017.

Neither we nor the underwriter has authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Ordinary Shares only in jurisdictions where offers and sales are permitted.

The information in this preliminary prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed initial public offering, and only the preliminary prospectus issued           , 2017 is authorized by us to be used in connection with our proposed initial public offering. The preliminary prospectus will only be distributed by us and the underwriter named herein and no other person has been authorized by us to use this document to offer or sell any of our securities.

Until           , 2017 (25 days after the commencement of our initial public offering), all dealers that buy, sell, or trade our Ordinary Shares, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

i

Prospectus Summary

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Company Overview

We produce, package, distribute and sell dried edible mushrooms, mainly shiitake and wood ear mushrooms. The global mushroom market was valued at over $35.08 billion in 2015. We sell substantially all of our products to domestic distributions in China, which then sell in China and internationally. We believe approximately 87% of our products are sold in China and the remaining 13% internationally, including USA, Japan, Canada, Europe and Israel. In addition to our edible fungi products, since December 2016, we have also begun to generate less than 0.1% of total revenues from our trading activities, mostly from purchases and sales of other agricultural products, such as tea, produced by third-party manufacturers. Our on-line store Farmmi Liangpin Mall (www.farmmi.com/www.farmmi88.com) sells these products and our edible fungi products.

Company Structure

Our current corporate structure is as follows:

Yefang Zhang
(Philippines citizen)
100%
FarmNet Limited
(Cayman Islands)
100%
Farmmi, Inc.
(Cayman Islands)
100%
Farmmi International Limited
(Hong Kong)
100%
100%
Farmmi Enterprise
Management Co., Ltd.
(China)
Lishui Farmmi
Technology Co., Ltd.
(China)
50%
50%
Mr. Zhengyu Wang
(Chinese citizen)
Hangzhou Suyuan Agriculture
Technology Co., Ltd.
(China)
The National Trust
(China)
100%
VIE (0%)
100%
96.1528%
3.8472%
Hangzhou Nongyuan
Network Technology Co., Ltd.
(China)
Zhejiang FLS Mushroom
Co., Ltd.
(China)
Zhejiang Forest Food
Co., Ltd.
(China)

Industry and Market Background

Edible fungi is our major product category. The global mushroom market is expected to reach above USD 59.48 billion in 2021 and is anticipated to grow at a compound annual growth rate of slightly above 9.2% between 2016 and 2021.

Our company’s primary market is China. In the fiscal year ended September 30, 2016, we sold approximately 87% of our Shiitake mushroom and Mu Er products in China. China is the largest producer of edible fungi. China produced 75.94% of the global edible fungi in 2015 (source: China Edible Fungi Market Research and Development Trend Forecast (2016) issued by QYR Food Research Center).

Most of the edible fungi produced by China is for domestic consumption. In 2015, the export portion of edible fungi was only 1.73% of the annual production in China (source: China Edible Fungi Market Research and Development Trend Forecast (2016) issued by QYR Food Research Center). Edible fungi, especially Shitake mushroom and Mu Er (also known as wood ear mushrooms), have become important food sources for the Chinese.

In general, the consumption volume of edible fungi in China is growing. From 2006 to 2015, the edible fungi consumed by China market increased from 14,140,000 metric tons (approximately 31 billion pounds) to 31,160,000 metric tons (approximately 69 billion pounds). The 2016 number is expected to be 32,140,000 metric tons (approximately 71 billion pounds).

Our Opportunity and Strategy

Our growth strategy is as follows:

1.	Expanding export customers of our existing products of edible fungi

We plan to continue increasing our export sales and develop more export customers. We intend to further investing our resources in promoting overseas market, including attending more export fairs and developing cross-border e-commerce.

2.	Increasing varieties of agricultural products

Currently our main products are edible fungi. We plan to increase varieties of our agricultural products. We have begun to sell tea processed by a local company. We plan to sell other agricultural products manufactured by other companies, such as rice and nuts.

3.	Expanding our e-commerce platform

We have established our on-line store Farmmi Liangpin Mall (meaning “mall of products of good quality;” “农米良品商城” in Chinese; www.farmmi.com/www.farmmi88.com). We plan to expand it by further promoting the store, developing mobile application, and set up a physical experience store.

Competitive Strengths

We believe we have the following competitive strengths. Some of our competitors may have these or other competitive strengths.

1.	Premium product quality. Product quality is always our major focus. We enforce a series of quality standards for our edible fungi products, adopt sound quality control systems and have been awarded various quality certificates. In addition, our workers must follow specific quality control procedures in the factories. In addition, our traceability system allows us to trace and correct any quality issues.
2.	Established supplier relationships. We have strong and long-term relationships with many family farms to ensure access to relatively high-quality dried edible fungi.
3.	Stable and experienced factory employees. Among our current approximately 80 factory workers, there are over 20 employees who have worked with our founders, Ms. Zhang and Mr. Wang, for over 10 years. They are great assets to us as they are loyal to the company and have rich experience in processing edible fungi.
4.	Favorable location. We are based in Lishui, a city in the southwest of Zhejiang province. It is in an important mushroom resource base, giving our company access to an abundance of high quality, affordable raw materials.

Our Challenges and Risks

We recommend that you consider carefully the risks discussed below and under the heading “Risk Factors” beginning on page 9 of this prospectus before purchasing our Ordinary Shares. If any of these risks occur, business, prospects, financial condition, liquidity, results of operations and ability to make distributions to our shareholders could be materially and adversely affected. In that case, the trading price of our Ordinary Shares could decline and you could lose some or all of your investment. These risks include, among others, the following:

PRC Legal Challenges.

º	Under PRC laws and regulations, we are permitted to use the proceeds from this offering to fund our PRC subsidiaries only through parent/subsidiary loans or capital contributions, subject to applicable government registration and approval requirements. We plan to remit money to China using the capital contribution method. We currently anticipate using approximately 80% of the gross proceeds from this offering to increase the registered capital of Farmmi Enterprise and Farmmi Technology (after which time Farmmi Enterprise and Farmmi Technology may apply such funds to the purposes described in “Use of Proceeds”). The increase in registered capital will require prior approval from (i) The Ministry of Commerce (“MOFCOM”) of the Government of China to increase Farmmi Enterprise’s and Farmmi Technology’s registered capital, (ii) the State Administration for Industry and Commerce (“SAIC”) to alter Farmmi Enterprise’s and Farmmi Technology’s business certificate to reflect the increase in registered capital and (iii) the State Administration of Foreign Exchange (“SAFE”) to allow Farmmi Enterprise’s and Farmmi Technology’s bank to convert U.S. dollars into RMB in order to fund such increased registered capital, or each of the foregoing agencies’ respective local counterparts. This approval process typically takes 30 to 90 days in total, and sometimes longer, from the time MOFCOM or its local branches receive all the required application documents to begin such process. The remaining approximately 20% of such gross proceeds will be used to pay expenses related to this offering and for other general corporate purposes. The approval from MOFCOM is the key approval in the capital contribution process, and we believe all other approvals are ministerial if MOFCOM approves such increase in registered capital. We have not yet initiated this process but intend to start the process immediately upon completion of the offering. We do not foresee any problem receiving necessary government approvals for a capital contribution; however, if our application is rejected, we would remit money to China through a parent/subsidiary loan instead. If we were to provide funding to Farmmi Enterprise’s and Farmmi Technology’s through parent/subsidiary loans, the total amount of such parent/subsidiary loans may not exceed the difference between Farmmi Enterprise’s and Farmmi Technology’s total investment amount as approved by the foreign investment authorities and Farmmi Enterprise’s and Farmmi Technology’s registered capital. Such parent/subsidiary must also be registered with the SAFE, which registration usually takes no more than 20 working days after application to complete. The cost for obtaining such approvals and completing such registration is no more than US $3,000. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make parent/subsidiary loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

º	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

º	Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

•	Reputation risk. If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources, including but not limited to money and personnel, to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.
•	Low barrier to entry. We believe the barrier to entry in our industry is relatively low. Although we believe we distinguish our company from competitors on the basis of quality, to the extent our customer base focuses heavily on price, many of our competitors can provide products at relatively low prices, affecting our profit margins as we seek to compete with them.
•	Expansion risk. We have devoted resources, approximately $59,256, to our decision to build and develop our on-line store Farmmi Liangpin Mall in China. While this decision will offer new opportunities to our company, it also is a new venture and has only recently begun to operate. Farmmi Liangpin Mall is not well known by consumers yet. As a result, we have no guarantee that we will be successful in this new expansion. If we do not manage our expansion effectively, our business prospects could be impaired.
•	Reliance risk. We are subject to risks related to our heavy dependence on our major clients China National Forest Products Corp. and China National Tree Seed Corporation. If we cannot maintain long-term relationships with these two companies, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.
•	Limits to increase efficiency. Our plans to continue to improve productivity and reduce costs may not be successful, which would adversely affect our ability to compete.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and
•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates or issue more than $1.07 billion of non-convertible debt over a three-year period.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we,” “us,” “our company,” “our” and “Farmmi” refer to:

•	Farmmi, Inc., a Cayman Islands company limited by shares (“FMI” when individually referenced);
•	Farmmi International Limited, a Hong Kong limited company (“Farmmi International” when individually referenced), which is a wholly owned subsidiary of FMI;
•	Farmmi (Hangzhou) Enterprise Management Co., Ltd., a PRC company (“Farmmi Enterprise”) (also referred to as 农米 (杭州) 企业管理有限公司 in Chinese), which is a wholly owned subsidiary of Farmmi International;
•	Lishui Farmmi Technology Co., Ltd., a PRC company (“Farmmi Technology”) (also referred to as 丽水农米科技有限公司 in Chinese), which is a wholly owned subsidiary of Farmmi International;

•	Hangzhou Suyuan Agricultural Technology Co., Ltd., a PRC company (“Suyuan Agricultural”) (also referred to as 杭州素源农业科技有限公司 in Chinese), 50% of which is owned by Farmmi Enterprise and 50% of which is owned by Farmmi Technology;
•	Hangzhou Nongyuan Network Technology Co., Ltd., a PRC company (“Nongyuan Network”) (also referred to as 杭州农源网络科技有限公司 in Chinese), which is wholly owned by Mr. Zhengyu Wang, a PRC citizen and wholly controlled by Suyuan Agricultural through VIE;
•	Zhejiang FLS Mushroom Co., Ltd., a PRC company (“FLS Mushroom”) (also referred to as 浙江富来森食用菌有限公司 in Chinese), which is a wholly owned subsidiary of Suyuan Agricultural; and
•	Zhejiang Forest Food Co., Ltd., a PRC company (“Forest Food”) (also referred to as 浙江富来森食品有限公司 in Chinese), which is a 96.1528%-owned subsidiary of Suyuan Agricultural, the remaining 3.8472% of Forest Food being held by The National Trust Ltd. (“National Trust”), a PRC company.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of September 30, 2016 and September 30, 2015 were RMB 1 for $0.1499 and $0.1572, respectively. The average exchange rates for the years ended September 30, 2016 and 2015 were RMB 1 for $0.1531 and $0.1622, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this prospectus follows English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chief executive officer will be presented as “Yefang Zhang,” even though, in Chinese, Ms. Zhang’s name is presented as “Zhang Yefang.”

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth, China’s demand for edible fungi and China’s edible fungi industry. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

The Offering

Shares Offered by Us:
Ordinary Shares
Shares Outstanding Prior to Completion of Offering:
10,000,000 Ordinary Shares
Shares to be Outstanding after Offering:
Ordinary Shares
Assumed Offering Price per Share:
$
Gross Proceeds to Us, Net of Underwriting Discount but before Expenses:
$
Anticipated Nasdaq Capital Market Symbol:
“FAMI” (CUSIP No. G33277 107)
Transfer Agent:
Island Capital Management, LLC, doing business as “Island Stock Transfer” 15500 Roosevelt Boulevard Suite 301 Clearwater, FL 33760
Risk Factors:
Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus beginning on page 9 before deciding to invest in our Ordinary Shares.
Use of Proceeds:
We plan to devote the net proceeds of this offering to (i) product development, (ii) family farms, and (iii) Farmmi Liangpin Mall. See the “Use of Proceeds” section beginning on page 33.
Dividend Policy:
We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

Summary Financial Information

In the table below, we provide you with historical selected financial data for the fiscal years ended September 30, 2016 and 2015. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

(All amounts in U.S. dollars)

Statement of operations data:

	For the years ended September 30,
	2016	2015
Revenues	$20,715,230	$11,405,499
Gross profit	$3,343,814	$1,719,946
Operating expenses	$474,361	$387,865
Income from operations	$2,869,453	$1,332,081
Provision for Income taxes	$269,367	$229,313
Net income	$2,310,090	$760,850

Balance sheet data:

	As of September 30,
	2016	2015
Current assets	$13,053,584	$8,694,706
Total assets	$13,135,055	$9,037,840
Current liabilities	$5,847,672	$6,786,436
Total liabilities	$5,847,672	$7,478,116
Total shareholders’ equity (net assets)	$6,391,882	$1,559,724

Risk Factors

Before you decide to purchase our Ordinary Shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Ordinary Shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our current primary business activities focus on edible fungi products. Because our focus is limited in this way, any risk affecting the edible fungi industry or consumers’ desire for edible fungi products could disproportionately affect our business. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Governmental support to the agriculture industry and/or our business may decrease or disappear.

Currently the Chinese government is supporting agriculture with tax exemption, especially e-commerce in agriculture. In addition, our local government has been supporting our company by providing subsidies from time to time. These beneficial policies may change, so the support we receive from the government may decrease or disappear, which may impact our development.

Beneficial tax incentives may disappear.

We operate our business through our Chinese subsidiaries. Currently the agriculture industry is highly supported by the Chinese government. As an agricultural production enterprise, we are enjoying certain tax benefits, including a tax waiver for our dried mushroom wholesale business. If the tax policies change in a way that some or all of the tax benefits we presently receive are cancelled, we may need to pay much higher taxes which will reduce or eliminate our profit margin.

Changes in trade policies may make our products more expensive to end purchasers in those countries.

We currently receive incentives and support from our local government. Further, China has policy support for the agricultural sector. Because we export approximately 13% of our products for sale outside China, we are subject to the risk that foreign governments will view such support, either now or in the future, as unfair trade practices. If this were to happen, our products could be subjected to tariffs or other taxes that cause such products to be more expensive and thus less attractive to potential purchasers.

The edible fungi cultivated by our suppliers is subject to risks related to diseases, pests, abnormal temperature change and extreme weather events.

Edible fungi are exposed to diseases and pests. Pests and diseases during the cultivation process may significantly decrease the quantity of the qualified edible fungi provided to us, which may force us to breach our contracts with our clients by not being able to supply enough products to them timely, and further impact our revenues.

Temperature can have a significant impact on the growth and the quality of edible fungi. Mushrooms can only grow under certain temperature. If the temperature is too low, the edible fungi may grow slowly or even not grow at all. If the temperature is too high, the edible fungi may grow too fast and have a worse texture.

Global warming is increasing the frequency and severity of extreme weather events around the world. Although our suppliers are using more and more carefully managed environments for cultivation, extreme weather events may still impact our cultivation process. As a result, the supply of our raw materials may be affected. For example, because of the warm winter in 2016, the quantity of edible fungi cultivated in Lishui, Zhejiang Province increased, but the quality decreased and the price decreased accordingly.

The purchase price of dried edible fungi is based on local market price which we cannot control and predict.

When we purchase dried edible fungi from our suppliers, we usually reach a price slightly higher than the local market price on that day or during that period because we seek to purchase top quality dried mushrooms, which command premium prices. If the local market price is unusually higher on that day or during that period, and if we have to purchase certain amount of edible fungi to fulfill our clients’ orders, we will spend more on the costs than expected. Because we receive the orders from our clients first when the sale price is set, and then purchase dried edible fungi accordingly, a higher purchase price will reduce our profit margin.

Increases in edible fungi costs may negatively affect our operating results.

The price of edible fungi may be inelastic when we wish to purchase supplies. While we have attempted to mitigate this risk by taking advantage of decreases in other expenses (due to better transportation infrastructure reducing the cost of bringing materials to our company and from our company to our customers) and improving efficiency, we cannot guarantee that we will be able to control our material expenses. In addition, as we are competing based upon low price, we will risk losing customers by increasing our selling prices. To the extent our expenses increase beyond the price we can charge our customers, our operating results could be harmed.

Our products are not nationally well known.

Our product visibility in general is not high in China. Although we plan to participate in industry events to improve recognition and drive revenues, we have no guarantee that we will be able to materially increase the market recognition of all our edible fungi products. To the extent we are unable to increase our product visibility, we may face challenges in increasing revenues or increasing the profit margin for such products.

Our products have relatively low technical requirements; therefore, barriers to entry are minimal.

Processing edible fungi does not require complicated technology. Our competitors can create similar products at a relatively low cost because there are minimal barriers of entry. To the extent our customers discriminate based on price, we may find that we lose market share to new producers. Moreover, we may be required to reduce our price in order to maintain or slow loss of market share for such products.

Our e-commerce strategy may not succeed.

We have devoted significant resources to our decision to build and develop our on-line store Farmmi Liangpin Mall. While this decision will offer new opportunities to our company, it also is a new venture and has only recently begun to operate. As a result, we have no guarantee that we will be successful in this new expansion. If we do not manage our expansion effectively, our business prospects could be impaired.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of trademark, domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights.

We also rely on trade secret rights to protect our business through non-disclosure agreements with employees of Forest Food and FLS Mushroom. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to trademark infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for trademark infringement, invalidity or indemnification relating to other parties’ proprietary rights. The defense of trademark suits, including of trademark infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;
•	seek licenses from third parties;
•	pay ongoing royalties;
•	redesign our branded products; or
•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products. This could have a material adverse effect on our financial condition and results of operations.

Outstanding bank loans may reduce our available funds.

We have approximately $3,957,888 in outstanding bank loans as of September 30, 2016. The loans are held at multiple banks and were or are secured by related parties, such as our CEO Ms. Yefang Zhang, our director Mr. Zhengyu Wang, Zhejiang Forasen Group Co., Ltd. (“Forasen Group”) and unrelated parties, such as Zhejiang Lishui Xinyite Automation Technology Co., Ltd. (“Zhejiang Xinyite”) and Zhejiang Meifeng Tea Industry Co., Ltd. (“Zhejiang Meifeng”). While we believe we have adequate capital to repay these bank loans at present, there can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

While we do not believe they will impact our liquidity, the terms of the debt agreements impose significant operating and financial restrictions on us. These restrictions could also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including but not limited to: incurring or guaranteeing additional indebtedness; transferring or selling assets currently held by us; and transferring ownership interests in certain of our subsidiaries. The failure to comply with any of these covenants could cause a default under our other debt agreements. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on favorable terms, if any.

We may be unable to refinance our short-term loans.

We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance from certain banks will have significant negative impact on our normal business operations. In both of the years ended September 30, 2016 and 2015, our operating cash flow was positive. In addition, our related parties including our major shareholders and affiliate companies, are willing to provide us financial support. However, it is possible for us to have negative cash flow in the future, and for our related parties to be unable to provide us financial support as needed. As a result, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.

We have guaranteed third parties’ debt, and a failure by such parties to repay their debts may be enforced against our company.

As a condition of obtaining bank financing, smaller companies in China sometimes enter into reciprocal debt guaranties with third parties, pursuant to which the bank agrees to provide loans to one or more unrelated entities if such entities agree to guaranty the loans made to the other entities.

Over the years, our subsidiaries were the guarantors of third parties’ debts and were also beneficiaries of third parties’ guaranties.

We are not currently guaranteeing any third party debts or intend to enter into any third party guarantees after completion of this offering. In addition, our banks do not currently require such guarantee arrangements from us. However, it is possible that we may, in the future, require bank loans to support our business or expand our operations and be unable to obtain unguaranteed loans. If this were to occur in the future, future lenders might demand unrelated third party guarantees. If we were to enter into any other guarantees for third party debts and they failed to pay, our cash position could be adversely affected and we might be unable to be made whole by our counter-guarantor.

If we guarantee related parties’ debt in the future, we may be liable if they fail to pay the underlying debt.

In the past, we have facilitated the operations of our related party Forasen Group by agreeing to guarantee their obligations.

For example, on December 20, 2013, Forasen Group signed a guarantee agreement with Bank of China to guarantee the loan and credit of up to RMB 15,000,000 on a loan from the Bank of China to Zhejiang Feiyan Down Products Co., Ltd. (“Feiyan”). Relying on this guarantee, Feiyan was able to borrow RMB 15,000,000 from the Bank of China.

Feiyan subsequently defaulted on its debt and Forasen Group entrusted FLS Mushroom to repay the money on Forasen Group’s behalf. Accordingly, FLS signed a credit transfer agreement with Bank of China by which it promised to honor the guarantee in Forasen Group’s place.

In five installments paid in 2015, 2016 and 2017, Forasen Group fully repaid all outstanding amounts, and FLS Mushroom has no remaining liability for its guarantee.

If we enter into related party guarantees in the future and we are unable to cause a related party to honor such obligations, we could find that our company bears primary responsibility for such obligations.

If China’s currency appreciates, our products may become more expensive to export to other countries.

Although 2014 through 2016 saw the Renminbi weakening against the U.S. dollar, these three years followed seven years of consistent appreciation against the U.S. dollar. We do not sell any products in currencies other than Renminbi, but we are subject to exchange rate risk between U.S. dollar and Renminbi because our export distributors settle in U.S. dollar and these distributors may be affected by U.S. dollar exchange rate. Among our export sales, about 30% are sold to U.S., about 30% are sold to Canada, about 30% are sold to Japan, and about 10% are sold to other countries. As a result, settlement currency is USD for export transactions no matter what the destination country is.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity may result in dilution to the holders of our outstanding shares of capital stock. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

•	limit our ability to pay dividends or require us to seek consent for the payment of dividends;
•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and
•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

The loss of any of our key customers could reduce our revenues and our profitability.

Our key customers are principally China National Forest Products Corp. and China National Tree Seed Corporation, large state-owned enterprises under China Forestry Group Corporation. For the year ended September 30, 2016, sales to China National Forest Products Corp. amounted in the aggregate to 80.18% of our total revenue. For the year ended September 30, 2015, sales to China National Forest Products Corp. and China National Tree Seed Corporation, amounted in the aggregate to 50.12% and 19.99% of our total revenue, respectively. In addition, in the year ended September 30, 2015, 10.06% of our revenues came from Forasen Group, a related party. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices.

During the years ended September 30, 2016 and 2015, respectively, we had one and three customers, respectively, that accounted for 10% or more of our revenues.

Customer Name	Year Ended September 30, 2016	Year Ended September 30, 2015
China National Forest Products Corp.	80.18%	50.12%
China National Tree Seed Corporation	*	19.99%
Forasen Group	*	10.06%

*	Less than 10% during the period.

If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We buy our supplies from a relatively limited number of suppliers.

During the year ended September 30, 2016, our one largest supplier accounted for approximately 57.05% of our total purchases. During the year ended September 30, 2015, our seven largest suppliers accounted for approximately 51.44% of our total purchases. During the years ended September 30, 2016 and 2015, respectively, we had two and one suppliers that accounted for 10% or more of our purchases.

Supplier Name	Year Ended September 30, 2016	Year Ended September 30, 2015
Jingning Liannong Trading Co., Ltd.	57.05%	*
Qingyuan Nongbang Trading Co., Ltd.	30.10%	*
Yang Wang (owner of a family farm)	*	20.68%

*	Less than 10% during the period.

Because we purchase a material amount of our raw materials from these suppliers, the loss of any such suppliers could result in increased expenses for our company and result in adverse impact on our business, financial condition and results of operations.

Our results of operations fluctuate significantly from quarter to quarter which may make it difficult to predict our future performance.

Our results of operations fluctuate significantly from quarter to quarter so it may be hard to predict our future performance.

Most of the sales of FLS Mushroom are from China National Forest Products Corp. and China National Tree Seed Corporation. Sales increase from July to September because these two clients place more orders with FLS Mushroom during this period. From December to January, there is a peak because customers spend more on food including edible fungi to prepare for coming holidays. From January to February, the sales of FLS Mushroom decrease because of the Chinese New Year holiday, during which time consumers generally spend less.

Forest Food focuses on producing and exporting small packages of dried edible fungi. The sales peak is from December to January, as customers spend more on food including edible fungi to prepare for coming holidays.

Our bank accounts are not fully insured or protected against loss.

We maintain our cash with various banks and trust companies located in mainland China, HK and the U.S. Our cash accounts in the PRC and HK are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

We are substantially dependent upon our senior management.

We are highly dependent on our senior management to manage our business and operations. In particular, we rely substantially on our Chief Executive Officer and Chairwoman, Ms. Yefang Zhang to manage our operations. Ms. Zhang has been involved in the mushroom industry for more than twenty years. Ms. Zhang cofounded Lishui Jingning Huali Co., Ltd. in 1994 with her husband Mr. Zhengyu Wang to engage in the mushroom business. Due to her experience in the industry and long relationships with our customer base, Ms. Zhang would be difficult to replace.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key person life insurance on any of our senior management, including Ms. Zhang. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense, and the pool of suitable candidates is limited. We may be unable to quickly locate a suitable replacement for any senior management that we lose. In addition, if any member of our senior management joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although some of our senior management of Forest Food and Nongyuan Network have signed confidentiality agreements in connection with their employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes developing export customers of our existing products of edible fungi, increasing varieties of agricultural products and expanding our e-commerce platforms. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	stringent cost controls and sufficient liquidity;
•	strengthening of financial and management controls;
•	increased marketing, sales and support activities; and
•	hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, Companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

As a result of these laws and regulations designed to enhance labor protection, we expect our labor costs will continue to increase. In addition, as the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Currently, we do not sell any products in currencies other than Renminbi, but we are subject to exchange rate risk between U.S. dollar and Renminbi because our export distributors settle in U.S. dollar and these distributors may be affected by U.S. dollar exchange rate. If China’s currency appreciates, our products may become more expensive to export to other countries and our sales may be negatively affected by the appreciation.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any capital contributions or parent/subsidiary loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations.

If we make loans to our Company’s PRC subsidiaries, those parent/subsidiary loans are registered and approved by the local branch of the State Administration of Foreign Exchange (“SAFE”), generally receive approval within 20 working days and cannot exceed the difference between the total investment amount approved by SAFE and the registered capital of each of our PRC subsidiaries. As loans, they would bear interest and need to be repaid in the future in accordance with their terms. As our company is a Cayman Islands company, repayment would also need government approval.

If we make capital contributions instead, the total amount of investment in each of our Company’s PRC subsidiaries must be approved by several agencies or their local counterparts. A capital contribution requires (i) the Ministry of Commerce (“MOFCOM”) of the Government of China’s approval to increase the registered capital of Farmmi Enterprise and Farmmi Technology, (ii) the State Administration for Industry and Commerce (“SAIC”)’s approval to alter the business certificate to reflect such increased registered capital and (iii) SAFE’s approval to allow Farmmi Enterprise’s and Farmmi Technology’s bank to convert U.S. dollars into RMB in order to fund such increased registered capital, or each of the foregoing agencies’ respective local counterparts. The process of completing a capital contribution generally requires 30 to 90 working days from the initial filing with MOFCOM, rather than 20 working days for a parent/subsidiary loan. On the other hand, there is no limit to the amount we can fund through a capital contribution, and capital contributions do not require repayment or, as a result, payment of interest. For these reasons, although the process of receiving approval is more arduous, we prefer to (and plan to) fund Farmmi Enterprise and Farmmi Technology’s operations through a capital contribution rather than a parent/subsidiary loan.

We cannot assure you that we will be able to obtain these approvals in a timely manner or at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments.

If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses.

Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned PRC subsidiaries, (Farmmi Enterprise, Farmmi Technology, Suyuan Agricultural, FLS Mushroom and Forest Food), are foreign-invested enterprises, or FIEs. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our VIE and it shareholder. These contractual arrangements provide us with effective control over our VIE and enable us to receive substantially all of the economic benefits of our VIE in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our VIE when permissible under PRC laws. For a description of these contractual arrangements, see “Our History and Corporate Structure — Variable Interest Entity Contractual Arrangements.”

Based on the advice of our PRC legal counsel, the corporate structure of our VIE in China are in compliance with all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If we or any of our current or future VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or MIIT, which regulates internet information services companies, SAIC, which regulates advertising companies, and the CSRC would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of Suyuan Agricultural and the VIE, revoking the business licenses or operating licenses of Suyuan Agricultural and the VIE, shutting down our servers or blocking our websites, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting our rights to use the proceeds from this offering to finance our business and operations in China, or taking other enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIE or our right to receive their economic benefits, we would no longer be able to consolidate the VIE. Our VIE was engaged in development of our web store, which launched in October 2016. Accordingly, our VIE had no revenues in the years ended September 30, 2016 or 2015.

Our contractual arrangements with our VIEs may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Nongyuan Network and its shareholder to operate our business. For a description of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements.” These contractual arrangements may not be as effective in providing us with control over these affiliated entities as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the Board of Directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over our VIE. Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over our China operations as direct ownership would be.

The shareholder of our VIE may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with him and our VIE. Any failure by our VIE or its shareholder to perform his obligations under our contractual arrangements with him would have a material adverse effect on our business and financial condition.

Mr. Zhengyu Wang, one of the directors of our Company and the husband of our chair and Chief Executive Officer, Ms. Yefang Zhang, is the sole shareholder of our VIE. He may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with him and our VIE. If our VIE or its shareholder fails to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholder of Nongyuan Network were to refuse to transfer his equity interests in Nongyuan Network to us or our designee when we exercise the call option pursuant to these contractual arrangements, if he transfer the equity interests to other persons against our interests, or if he were otherwise to act in bad faith toward us, then we may have to take legal actions to compel him to perform his contractual obligations.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

Contractual arrangements our subsidiary has entered into with our VIE may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIE owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Suyuan Agricultural, our VIE and the shareholder of our VIE do not represent arm’s-length prices and consequently adjust Suyuan Agricultural’s or our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIE, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Suyuan Agricultural or our VIE for any unpaid taxes. Our consolidated net income may be materially and adversely affected if Suyuan Agricultural or our VIE’s tax liabilities increase or if they are subject to late payment fees or other penalties.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholder of our VIE is Zhengyu Wang, our director. Conflicts of interest may arise between his roles as director and as shareholder of our VIE. We cannot assure you that when conflicts of interest arise, this equity holder will act in the best interests of our company or that such conflicts will be resolved in our favor; provided, however, that Mr. Wang is still a director at the time of such a conflict, we might have recourse for a claim of breach of his fiduciary obligations to our Company. We currently rely on Mr. Wang to comply with the laws of China, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require him to avoid conflicts of interest and not to take advantage of his position for personal gains. We also rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholder of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involves significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC governmental regulation of the internet industry include, but are not limited to, the following.

We only have control over our website through contractual arrangements. We do not own the website in China due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The Circular on Strengthening the Administration of Foreign Investment in an Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP license holder fails to comply with the requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. Currently, Nongyuan Network, our PRC consolidated VIE, holds an ICP license and operates our websites (farmmi88.com; Farmmi.com; Farmmi.com.cn). Nongyuan Network owns the relevant domain names and has the necessary personnel to operate such websites.

The interpretation and application of existing PRC law, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Our business may be materially and adversely affected if any of our PRC subsidiaries declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to the SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on December 17, 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from the SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into these subsidiaries, limit these PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues

Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

These circulars require PRC residents to register with qualified banks in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” These circulars further require amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

While Ms. Yefang Zhang, a citizen of the Philippines, is not required to register with qualified bank according to the various SAFE registration requirements, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we may not always be able to compel them to comply with all relevant foreign exchange regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by all relevant foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or Our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective in January, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Farmmi, Inc. (“FMI”) is within the territory of China, Farmmi, Inc. (“FMI”) may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Up to the date of this prospectus, FMI has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law.

Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares.

Value-added tax, or VAT, is imposed to replace the business tax, which could result in unfavourable tax consequences to us.

In 2012 the Chinese government embarked upon an ambitious staged reform program as part of its 12th Five Year Plan, designed to replace Business Tax (“BT”) with a Value Added Tax (“VAT”) throughout the services sector of the economy. These reforms were designed to overcome the problem of tax cascading arising whenever business-to-business transactions took place under the BT system. The reforms were intended to overcome mismatches occurring whenever BT taxpayers purchased goods for which they were unable to claim input VAT credits, and similarly overcome the problem of VAT taxpayers being unable to claim credits for the BT incurred on the services they purchased. To date, the VAT pilot program has extended from the modern services and transportation industry in Shanghai (in 2012), to a national basis (in 2013), and then further expanded to cover television, radio and film broadcasting services (in 2013), and postal and telecommunications services (in 2014). The Ministry of Finance and the State Administration of Taxation jointly issued Circular 36 on March 23, 2016, which announced that the major industries still paying BT would be transitioned to the VAT regime. Effective as of May 1, 2016, the construction, finance, lifestyle (including hospitality, food and beverage, healthcare, and entertainment), and real estate sectors were introduced to the VAT, essentially eliminating BT from China’s tax system.

The food and beverage services industry pays BT at the rate of 5% for “food consumed on the spot”, whereas sales of food items in places such as grocery stores constitute the sale of goods which is typically subject to either 17% VAT, or 3% simplified VAT for food sold by restaurants and hotels which is “not consumed on the spot”. The transition to VAT for the services sector should largely remove this distinction. However, this distinction will remain to some extent if the VAT rate for food and beverage services is 6%, while the rate for sales of food items for take-away purposes is 17%.

Although a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided, our effective tax rate could be higher. Forest Food is subject to VAT at rate of 17%. The replacement of the business tax with a VAT on our services could result in unfavorable tax consequences to us.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the “indirect transfer” as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is little practical experience regarding the application of SAT Bulletin 7 because it was newly issued in February 2015. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiary and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if Our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect Our PRC subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of our PRC consolidated VIE to make payments to us may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Deheng Law Offices, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval is not required for the listing and trading of our shares on the Nasdaq in the context of this offering, given that:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation;
•	we established our PRC subsidiaries, Farmmi Enterprise and Farmmi Technology, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and
•	no explicit provision in the M&A Rules clearly classifies the acquisition of Suyuan Agricultural by Farmmi Enterprise and Farmmi Technology as a type of transaction falling under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Risks Related to Our Corporate Structure and Operation

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. auditors that we did not require prior to this offering, and we will have annual payments for listing on a stock exchange if we are so listed. In addition, the Sarbanes-Oxley Act and rules and regulations implemented by the SEC and The

Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1 million per year that we did not experience prior to commencement of this offering.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized foreign private issuers. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

Entities controlled by our employees, officers and/or directors will control a majority of our Ordinary Shares, decreasing your influence on shareholder decisions.

Upon completion of this offering, entities controlled by our employees, officers and/or directors will, in the aggregate, continue to own a majority of our outstanding shares. As a result, our employees, officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. See “PRINCIPAL SHAREHOLDERS.”

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our Ordinary Shares.

Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of its board members to be independent, and Section 5605(d) and 5605(e) require listed companies to have independent director oversight of executive compensation and nomination of directors. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements.

The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our Board of Directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on the management of our company might decrease as a result. In addition, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. For a description of the material corporate governance differences between the Nasdaq requirements and Cayman Islands law, see “Description of Share Capital — Differences in Corporate Law”.

Our directors’ and executive officers’ other business activities may pose conflicts of interest.

Our directors and executive officers have other business interests outside the company that could potentially give rise to conflicts of interest. For example, our Chief Executive Officer and Chairwoman, Yefang Zhang, and her husband and one of our directors, Zhengyu Wang, collectively own all of Forasen Group. Zhengyu Wang is also the Chairman and Chief Executive Officer of Tantech Holdings Ltd (“Tantech”), another Nasdaq listed company, and Yefang Zhang is its director.

Ms. Zhang has historically devoted approximately 85% of her time to matters concerning Farmmi, approximately 5% of her time to matters for Tantech, and. approximately 10% of her time to matters concerning Forasen Group. Mr. Wang has historically devoted approximately 15% of his time to matters concerning Farmmi, approximately 70% of his time to matters for Tantech, and approximately 15% of his time to matters concerning Forasen Group. As Ms. Zhang and Mr. Wang devote considerable time and effort to Tantech and Forasen Group, these sort of business activities could both distract them from focusing on Farmmi and pose a conflict of interest to the extent their activities at Tantech and Forasen Group compete with our company in the future.

An insufficient amount of insurance could expose us to significant costs and business disruption.

While we have purchased insurance, including insurance for inventory of Forest Food, to cover certain assets and property of our business, the amounts and scope of coverage could leave our business inadequately protected from loss. For example, not all of our subsidiaries have coverage of business interruption insurance. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1.07 billion in non-convertible debt in a three year period, or if the market value of our Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our Board of Directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the Board of Directors of a solvent Cayman Islands exempted company is required to consider the company’s interests, and the interests of its shareholders as a whole, which may differ from the interests of one or more of its individual shareholders. See “Description of Share Capital — Corporate Governance.”

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our 2018 annual report on Form 20-F to be filed in 2019, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. In addition, as long as we are listed on The Nasdaq Capital Market, we are also required to file semi-annual financial statements.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the Underwriter and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;
•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•	lawsuits threatened or filed against us; and
•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

If this offering prices above the assumed price per share or if we increase the aggregate offering size with an immediately effective post-effective amendment, we could raise more funds than currently assumed. To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. However, we will advise shareholders as required in our annual reports on Form 20-F of any changes in application of funds and will file a current report on Form 6-K to the extent we determine such changes in application must be disclosed more quickly.

Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may not spend or invest these proceeds in a way with which our stockholders agree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to this offering, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the Underwriter based upon a number of factors which are descried in the “Underwriting” section. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of   shares will be outstanding before the consummation of this offering and   shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Ordinary Shares. Upon the completion of this offering, if you purchase shares in this offering underwriter, you will incur immediate dilution of approximately $     or approximately     % in the pro forma net tangible book value per share from the price per share that you pay for the shares; if you purchase shares in this offering and assuming full exercise of the underwriter’s over-subscription option, you will incur immediate dilution of approximately $     or approximately     % in the pro forma net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Law (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the Board of Directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Our Board of Directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our Board of Directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our Board of Directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We do not undertake to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations, other than required by the federal securities laws or other applicable laws.

Use of Proceeds

We expect to receive net proceeds of approximately $    ($    offering, less underwriting discount of $    , non-accountable expense allowance of $     and offering expenses of approximately $    ).

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. We are permitted under PRC laws and regulations to provide funding to Farmmi Enterprise and Farmmi Technology, through capital contributions or parent/subsidiary loans, subject to approvals from or registrations with relevant PRC government authorities. We plan to use the capital contribution to fund Farmmi Enterprise and Farmmi Technology. We expect that a properly submitted application will be approved in the ordinary course of business; however, we cannot guarantee such an approval will occur or be timely. If our application for a capital contribution is denied, we will use the parent/subsidiary loan method of funding Farmmi Enterprise and Farmmi Technology.

As mentioned, we currently anticipate financing our subsidiaries by means of capital contributions. We currently anticipate using approximately 80% of the gross proceeds from this offering to increase the registered capital of Farmmi Enterprise and Farmmi Technology (after which time Farmmi Enterprise and Farmmi Technology may apply such funds to the purposes described herein). The increase in registered capital will require prior approval from (i) MOFCOM to increase Farmmi Enterprise and Farmmi Technology’s registered capital, (ii) SAIC to alter Farmmi Enterprise and Farmmi Technology’s business certificate to reflect the increase in registered capital and (iii) SAFE to allow Farmmi Enterprise and Farmmi Technology’s bank to convert U.S. dollars into RMB in order to fund such increased registered capital, or each of the foregoing agencies’ respective local counterparts. This approval process typically takes 30 to 90 days in total, and sometimes longer, from the time MOFCOM or its local branches receive all the required application documents to begin the process. The remaining approximately 20% of such gross proceeds will be used to pay expenses related to this offering as well as for other general corporate purposes.

We plan to remit money to China using the capital contribution method. The approval from MOFCOM is the key approval in the capital contribution process, and we believe all other approvals are ministerial if MOFCOM approves such increase in registered capital. We have not yet initiated this process but intend to start the process immediately upon completion of the offering. We do not foresee any problem receiving necessary government approvals for a capital contribution; however, if our application is rejected, we would remit money to China through a parent/subsidiary loan instead. If we were to provide funding to Farmmi Enterprise and Farmmi Technology through parent/subsidiary loans (rather than the capital contribution method), the total amount of such loans may not exceed $60,000,000), which is the difference between Farmmi Enterprise and Farmmi Technology’s total investment amount as approved by the foreign investment authorities (currently $60,000,000), and Farmmi Enterprise’s registered capital (currently $30,000,000), and Farmmi Technology’s registered capital (currently $30,000,000). Such parent/subsidiary loans must also be registered with the SAFE, which registration usually takes no more than 20 working days after application to complete. The cost for obtaining such approvals and completing such registration is minimal.

We cannot assure you that we will be able to complete these government registrations or obtain the relevant approvals on a timely basis, if at all. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the funds in China until remittance is completed. We have not yet initiated the process of remitting money to China using either method but will begin to do so promptly upon completion of this offering. See “Risk Factors — Risks Related to Doing Business in the PRC — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We intend to use the net proceeds of this offering as follows (as to such uses in China, after we complete the remittance process described below), and we have listed the specific uses of proceeds below.

Description of Use	Amount	Percentage of Net Proceeds
Product Development
Improving Packing Technology of Current Products	$166,800	4.17%
Developing New Products	333,200	8.33%
Developing Processing Technology of New Products	166,800	4.17%
Subtotal	666,800	16.67%
Family Farms
Searching Additional Family Farms for Raw Materials	166,800	4.17%
Providing Support to New Family Farms	500,000	12.50%
Subtotal	666,800	16.67%
Farmmi Liangpin Mall
Developing and Marketing Mobile Application	333,200	8.33%
Marketing	666,800	16.67%
Setting Up Physical Experience Store	1,666,400	41.66%
Subtotal	2,666,400	66.66%
Total	$4,000,000	100%

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our Ordinary Shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are discussed in more detail in “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares.”

The foregoing represents our current intentions with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

Dividend Policy

We have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of Ordinary Shares a shareholder holds. For further information, see “Certain Tax Considerations — Cayman Islands Tax Considerations.”

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Chinese subsidiaries, Nongyuan Network, Forest Food and FLS Mushroom. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to their shareholders only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Farmmi Enterprise and Farmmi Technology also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its Board of Directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to Farmmi International by Farmmi Enterprise and Farmmi Technology are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from operations in China may be used to pay dividends to our company. Farmmi Enterprise and Farmmi Technology may go to a licensed bank to remit its after-tax profits out of China. Nevertheless, the bank will require Farmmi Enterprise and Farmmi Technology to produce the following documents for verification before it may transfer the dividends to Farmmi International’s overseas bank account of: (1) tax payment statement and tax return; (2) auditor’s report issued by a Chinese certified public accounting firm confirming the availability of profits and dividends for distribution in the current year; (3) the Board minutes authorizing the distribution of dividends to its shareholders; (4) the foreign exchange registration certificate issued by SAFE; (5) the capital verification report issued by a Chinese certified public accounting firm; (6) if the declared dividends will be distributed out of accumulated profits earned in prior years, Farmmi Enterprise and Farmmi Technology must appoint a Chinese certified public accounting firm to issue an auditors’ report to the bank to certify Farmmi Enterprise and Farmmi Technology’s financial position during the years from which the profits arose; and (7) other information as required by SAFE.

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

	September 30, 2016		September 30, 2015
US$:RMB exchange rate	Period End	$0.1499	Period End	$0.1572
	Average	$0.1531	Average	$0.1622

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2012	6.3090	6.3115	6.3862	6.2289
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
September	6.6702	6.6745	6.6878	6.6636
October	6.7740	6.7272	6.7821	6.6679
November	6.8872	6.8432	6.9243	6.7595
December	6.9448	6.9330	7.0672	6.8826
2017	6.8890	6.8903	6.9599	6.8426
January	6.8817	6.8987	6.9535	6.8466
February	6.8689	6.8723	6.8842	6.8541
March	6.8889	6.8971	6.9161	6.8757
April (through April 13, 2017)	6.8890	6.8948	6.9048	6.8876

Over the past several years, the RMB has moved from a period of being tightly linked to the US dollar, to a period of revaluation and strengthening against the dollar and into a second period of current relative stability. Our primary exportation outside China occur in Japan, the United States and Canada, but all such exportation outside China are made in RMB because we export our products through other trading companies or Forasen Group.

Capitalization

The following table sets forth our capitalization as of February 28, 2017 on an actual and a pro forma as adjusted basis giving effect to the completion of the offering at an assumed public offering price of $     per share and to reflect the application of the proceeds after deducting the estimated underwriting fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

Capitalization

As of February 28, 2017

	Actual	Pro forma(1)
Indebtedness:
Short-term debt	$6,180,397	$
Long-term debt	—
Total indebtedness	6,180,397
Shareholder’s Equity:	—
Ordinary Shares $0.001 par value per share, 205,000,000 shares authorized, 10,000,000 shares issued and outstanding;(3) pro forma reflects shares issued and outstanding	—
Additional paid-in capital(2)	5,033,080
Statutory reserves	—
Retained earnings	2,267,392
Accumulated other comprehensive gain	438,695
Total shareholders’ equity	7,739,167
Non-controlling interest	866,711
Total capitalization	$14,786,275	$

(1)	Gives effect to completion of the offering, at an assumed public offering price of $ per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses. (See note 2 below.)
(2)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $ ($ offering, less underwriting discount of $ , non-accountable expense allowance of $ and offering expenses of approximately $ ).
(3)	Assumes completion of recapitalization.

Dilution

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and the pro forma net tangible book value per Ordinary Share after the offering. Dilution results from the fact that the per Ordinary Share offering price is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. Our net tangible book value attributable to shareholders on February 28, 2017 was $    , or approximately $     per Ordinary Share outstanding as of February 28, 2017. Net tangible book value per Ordinary Share represents the amount of total assets less intangible assets and total liabilities, divided by the number of Ordinary Shares outstanding.

Upon completion of this offering, we will have     Ordinary Shares outstanding. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after February 28, 2017, will be approximately $     or $     per Ordinary Share. This would result in dilution to investors in this offering of approximately $     per Ordinary Share or approximately    % from the assumed offering price of $     per Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by $     per share attributable to the purchase of the Ordinary Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per Ordinary Share after the offering and the dilution to persons purchasing Ordinary Shares based on the foregoing offering assumptions.

Post-Offering(1)
Assumed offering price per Ordinary Share	$
Net tangible book value per Ordinary Share before the offering	$
Increase per Ordinary Share attributable to payments by new investors	$
Pro forma net tangible book value per Ordinary Share after the offering	$
Dilution per Ordinary Share to new investors	$

(1)	Assumes gross proceeds from offering of Ordinary Shares.

A US$1.00 increase (decrease) in the assumed public offering price of $    per share (the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $     million, the pro forma net tangible book value per Ordinary Share and per share by $     per Ordinary Share and the dilution in pro forma net tangible book value per Ordinary Share to new investors in this offering by $    per Ordinary Share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting fee and commissions and estimated offering expenses payable by us.

Post-Offering Ownership

The following chart illustrates our pro forma proportionate ownership, upon completion of the offering, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Amount	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100.00%	$	100.00%	$

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Business Overview

Farmmi, Inc. (the “Company”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. Acting through its subsidiaries, the Company is engaged in planting, processing and distributing mushrooms and edible tree fungi.

On August 20, 2015, the Company founded Farmmi International Limited (“Farmmi International”) in Hong Kong. Farmmi International focuses on import and export trade, bulk commodity trade and industrial investment.

On December 8, 2015, Hangzhou Suyuan Agricultural Technology Co., Ltd. (“Suyuan Agricultural”) was founded in Hangzhou, Zhejiang Province.

On May 8, 2003, Zhejiang Forest Food Co., Ltd (“Forest Food”), a subsidiary of the Company, was established in Lishui City, Zhejiang Province under the corporate laws of People’s Republic of China (“PRC” or “China”). Forest Food is primarily engaged in planting, drying, further processing and distribution of mushrooms and edible tree fungi.

On March 25, 2011, Zhejiang FLS Mushroom Co., Ltd (“FLS Mushroom”) was founded under the corporate laws of China. FLS Mushroom focuses on the light processing and distribution of dried mushrooms.

In December, 2015, Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”) was established in Hangzhou, Zhejiang Province. Nongyuan Network was 100% owned by Mr. Zhengyu Wang, husband of Ms. Yefang Zhang, who is the ultimate owner of the Company. Nongyuan Network focuses on development of network marketing and provides a network platform for sales of the Company’s products. Nongyuan Network’s equity in risk is insufficient to finance its activities without additional subordinated financial support from the Company, and it has no other activities except for the supporting the sales of the Company’s products. Based on these facts, the Company has effective control over Nongyuan Network and Nongyuan Network is considered a Variable Interest Entity (“VIE”) under Accounting Standards Codification (“ASC”) 810-10-05-08A. Accordingly, the Company consolidates Nongyuan Network’s operating results, assets and liabilities.

On May 23, 2016 and June 6, 2016, Farmmi International Limited formed two wholly-owned subsidiaries, Farmmi (Hangzhou) Enterprise Management Co., Ltd (“Farmmi Enterprise”) and Lishui Farmmi Technology Co., Ltd (“Farmmi Technology”), each of whom owns 50% equity interest of Suyuan Agricultural.

The biological food industry is the basic industry of the Company, which takes edible fungi networking technology, modern food processing technology as the core and develops a series of safe, nutritious and healthy products. The Company vigorously promotes standardized cultivation and production of edible fungi industrialization and commits to provide green, organic, healthy forest food to global customers. The Company has standardized edible fungi base and industrial production workshop, and introduced Japanese advanced technology. The Company is fully implementing the Hazard Analysis Critical Control Point (“HACCP”) international food safety and health management system and has passed the QS and BRC certification.

The Company sells and distributes a full line of dehydrated edible fungi and edible fungi products. We offer gourmet dried mushrooms and edible tree fungi to domestic and overseas retail supermarkets, producers and foodservice distributors and operators. Since 2010, we constructed our new fern and fungi mushroom farm at Daxing’an Ling Mountains in Northeast China. We have become a modern enterprise with advanced productive equipment and business management experience, and we pride ourselves on consistently producing quality mushrooms and serving our customers with a high level of commitment. Our products are grown under computer controlled, ideal conditions at Lishui and Daxing’an Ling Mountains Mushroom Farm. We follow the guide of Good Agriculture Practices (“GAP”) issued by United States Department of Agriculture (“USDA”) to manage our farm.

Currently, we believe approximately 87% of our products are sold in China to domestic distributors and the remaining 13% internationally, including USA, Japan, Canada, Europe and Israel. In addition, in order to enhance our e-commerce marketing, we developed our own e-commerce website http://www.farmmi.com, and we also sold our products on other third-party e-commerce websites such as www.taobao.com, and www.jd.com.

Our total revenues for the year ended September 30, 2016 increased by $9,309,731 or 81.62%, compared to the same period in 2015. We expect our sales of edible fungi products will continue to grow in the coming years, as the biological food is a new rising industry and has become the most important part of planting industry. Meanwhile, although China has the largest production of edible fungi, consumption of edible fungi per capita is much lower than other countries such as USA and Japan. Therefore, there is much potential for the sales of edible fungi in the Chinese market as well as the international market. We believe our sales will continue to grow in the future with our increased brand awareness and growing demand for edible fungi products. We are otherwise unaware of any specific known trends, uncertainties or events that are reasonably likely to have a material effect on our sales or revenue.

Growth Strategy

Increasing our market share — The expansion of the consumer group on green and pesticide-free agricultural products and the establishment of vegetarian market in China will hopefully lead to an increasing demand in Farmmi and Forasen brand products, which will bring positive impact on our financial condition. Our plan targets vegetarians and mainly focuses on developing vegetarian products and high-quality agricultural products market. Through internet, distributors, and merger and acquisition of similar enterprises, we can improve our brand awareness and customer loyalty to meet the demands of market and customers to instantly improve our sales performance.

Expansion of our sources of supply, productivity and selling network — To meet the increasing demand, we will emphasize cooperation with main planting bases and small but excellent family farms to improve the quantity and quality of raw materials. While expanding supply resource, we plan to increase the number of processing factories, update production equipment to enhance productivity. On the basis of our present selling network, we intend to invest in an online sales platform, train employees, update relevant information technology and supply chain system, making our selling network an international one.

Maintaining effective control of our costs and expenses — Cost control depends on our productivity and our cooperation relationship with family farms and planting bases. We emphasize improving technology and signing long-term agreements with family farms and planting bases to ensure proper price and adequate raw materials.

Factors Affecting Our Results of Operations

Government Policy May Impact our Business and Operating Results

We have not seen any impact of unfavorable government policy upon our business in recent years. However, our business and operating results will be affected by China’s overall economic growth and government policy. Unfavorable changes in government policies could affect the demand for our products and could materially and adversely affect our results of operations. Our edible fungi products are currently subject to certain favorable government tax and other incentives, any future changes in the government’s policy upon edible fungi industry may have a negative effect on our revenues. However, the Company will seek to make adjustments as required if and when government policy shifts.

Price Inelasticity of Raw Materials May Reduce Our Profit

As a seller of edible fungi, we rely on a continuous and stable supply of edible fungi to ensure our operation and expansion. The price of edible fungi may be inelastic when we wish to purchase supplies, resulting in an increase in raw material prices and thus reduce our profit. In addition, although we compete primarily on the basis of the flavor, texture and quality of our products, we risk losing customers by increasing our selling prices.

Competition in Edible Fungi Industry

Although we have a lot of competitive advantages, such as premium product quality, stable and experienced factory employees, favorable production location and strong relationships with our significant suppliers, we face a series of challenges.

Our products face competition from a number of companies operating in the vicinity. One of the largest competitors has high sales volume, which enables them to purchase and sell edible fungi at a relatively lower price. Another major competitor has much larger plants and warehouses than we have and its main product is wood ear mushrooms with different sorts and qualities. Competition from these two major competitors may prevent us from increasing our revenue.

On the other hand, the edible fungi industry is fragmented and subject to relatively low barriers of entry. Although we believe we distinguish our company from competitors on the basis of quality, to the extent our customer base focuses heavily on price, many of our competitors can provide products at relatively lower prices, affecting our profit margins as we seek to compete with them.

At last, we have devoted significant resources to build and develop our on-line store. While this decision will offer new opportunities to our company, it is also a new venture and has recently started to operate. The on-line store is not well known by consumers yet, and we do not have rich experience in e-commerce operation. As a result, we have no guarantee that we will be successful in this new expansion. If we do not manage our expansion effectively, our business prospects could be impaired.

Economy and Politics

Our ability to be successful in China depends in part on our awareness of trends in politics that may affect our company, including, for example, government initiatives that would either encourage or discourage programs and companies that produce healthy foods or efforts to increase export of natural food products. In addition, we must be aware of political situations in customers’ home countries, particularly if such countries take action to stifle importation of food products from abroad.

Trend Information

We have noted the existence of the following trends since the beginning of 2015, all of which are likely to affect our business to the extent they continue in the future:

The industrialization of global edible fungi production is shifting the focus from labor to capital for growth.

Edible fungi production has historically been labor intensive, with workers needing to farm and harvest from a large number of trees, because a relatively small number of fungi would grow from a single tree branch. As the technology in our industry has improved, edible fungi farming has shifted toward more advanced synthetic logs. This shift allows for much higher yields and requires less labor. Such industrialized fungi farming techniques rely more on capital and technology for growth.

Because of the effectiveness of industrialized farming, traditional mushroom farming has virtually vanished in Europe, America, Japan, Korea and Taiwan. While China and India engage in both traditional and industrialized mushroom farming, we have seen a definite trend toward modern fungi farming in China and expect this trend to continue in the future.

China’s edible fungi industry is growing, both in absolute terms and in market share.

Through its development of enoki mushroom industrialization technology in the 1960s, Japan became the world leader in mushroom farming. As other countries’ fungi farming technology improved, China began to supplant Japan and now accounts for more than 75% of worldwide edible mushroom production.

2015 World Mushroom Production Share

Rest of World
18%
China
76%
Japan
1%
Korea
5%

China’s growth has outpaced worldwide production growth rates. While China’s growth rates in the past were much faster than world growth rates, it appears to be moving from rapid expansion to a more mature industry.

Year	World Production (Million Metric Tons)	Worldwide Growth Rate	China Production (Million Metric Tons)	China Growth Rate
2011	35.67	6.65%	25.72	13.73%
2012	38.61	8.22%	28.28	9.96%
2013	42.44	9.93%	31.70	12.08%
2014	43.60	2.73%	32.70	3.16%
2015	46.12	5.78%	35.02	7.09%
2016E	49.22	6.73%	37.91	8.25%

Our employee salaries have been increasing.

Our employee salaries increased by 29.06% in 2016. Although we were able to improve production skill and management so that we still increased our production efficiency in 2016, we expect employee salaries are likely to continue to increase.

Raw material costs have been relatively stable.

As a company in the agriculture sector, we are subject to seasonality in our raw material purchases, both in availability and cost. For this reason, we seek to purchase raw material for inventory at the beginning and end of the year, when our suppliers’ inventory tends to be higher. If we gauge our timing properly, we should be able to obtain favorable pricing. We tend to purchase sufficient raw materials to satisfy our historical order volume. In addition, however, our customer orders have grown recently, requiring us to purchase additional raw materials to satisfy the new demand. Raw material costs in 2016 have been relatively stable, fluctuating within roughly 5% of 2015 costs.

We expect the agriculture industry in China will become increasingly reliant on Internet sales.

Government initiatives such as the concept of “Internet+” articulated by Premier Li Keqiang beginning in 2015, reflect the government’s push to incorporate Internet and other information technology in conventional industries. One of the specific applications of this concept has been “Internet+Agriculture”, which reflects the increased use of technology both in the growing and sales sides of farming.

In addition, we have seen shifts of Chinese consumers to purchase products — including food products like ours — online. We have been building our online store to adapt to these changing preferences and expect them to continue in the future.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in the financial statements. Critical accounting policies are those accounting policies that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. While we base our estimates and judgments on our experience and on various other factors that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies used in the preparation of our financial statements require significant judgments and estimates. For additional information relating to these and other accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowances pertaining to the allowance for doubtful accounts; the valuation of inventories; and the valuation of deferred tax assets.

Revenue Recognition

The Company recognizes revenues under FASB Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied by the Company at the time of delivery for sales, which is the point when risk of loss and title passes to the customer.

The delivery of goods either occurs when (a) goods leave the Company’s warehouse or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company. For sales under free on board (“FOB”) warehouse or production facilities terms, the Company recognizes revenue when product leaves the Company’s warehouse or production facility. Product delivery is evidenced by warehouse shipping log as well as signed shipping bills from the shipping company. For sales under FOB destination term, the Company recognizes revenue when product is delivered and accepted by customer. Product delivery is evidenced by signed receipt document upon delivery. The delivery term is negotiated between the Company and customers on a customer by customer base.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Receivables

Trade receivables are carried at the original invoiced amount less a provision for any potential uncollectible amounts. Provisions are applied to trade receivables where events or changes in circumstances indicate that the balance may not be collectible. The identification of doubtful accounts requires the use of judgment and estimates of management. Our management must make estimates of the collectability of our accounts receivable. Management specifically analyzes accounts receivable, historical bad debts, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Increases in our allowance for doubtful accounts would lower our net income and earnings per share.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or market. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Results of Operations for the Years Ended September 30, 2016 and 2015

Overview

The following table summarizes our results of operations for the years ended September 30, 2016 and 2015:

	Years End September 30,		Variance
	2016	2015	Amount	%
Revenue	$20,715,230	$11,405,499	$9,309,731	81.62%
Cost of revenue	17,371,416	9,685,553	7,685,863	79.35%
Gross profit	3,343,814	1,719,946	1,623,868	94.41%
Selling and distribution expense	78,507	81,150	(2,643)	(3.26)%
General and administrative expense	395,854	306,715	89,139	29.06%
Income from operations	2,869,453	1,332,081	1,537,372	115.41%
Interest income	475	446	29	6.5%
Interest expense	(250,732)	(263,427)	12,695	(4.82)%
Other expense	(39,739)	(8,937)	(30,802)	344.66%
Income before income taxes	2,579,457	1,060,163	1,519,294	143.31%
Income tax expenses	269,367	299,313	(29,946)	(10.00)%
Net income	$2,310,090	$760,850	$1,549,240	203.62%

Revenue

Our total revenues for the year ended September 30, 2016 was $20,715,230, an increase of $9,309,731 or 81.62% from $11,405,499 for the year ended September 30, 2015. The increase of revenue was primarily a result of our recent collaboration with China Forest Products Co., Ltd., from whom we have received significant increased orders in Fiscal 2016. China Forest Products Co., Ltd. is one of the largest enterprises distributing forest products in China. With its influence and large network of distributors, we were able to increase our sales significantly.

Cost of Revenue

For the years ended September 30, 2016 and 2015, our cost of revenues was $17,371,416 and $9,685,553, respectively, representing an increase of $7,685,863 or 79.35%. The percentage of the increase in costs was proportional to the percentage of the increase in sales due to the stable gross margin of our products.

Gross Profit

Gross profit increased by $1,623,868 or 94.41% from $1,719,946 for the year ended September 30, 2015 to $3,343,814 for the same period in 2016. The increase was primarily due to increased sales volume resulting from sales of unprocessed mushroom products. Gross profit margin increased slightly by 1.06% from 15.08% for the year ended September 30, 2015 to 16.14% for the year ended September 30, 2016. The slight increase in gross profit margin was primarily due to increasing proportion of high gross profit margin products in our annual sales.

Selling and Distribution Expense

For the year ended September 30, 2016, our selling and distribution expense was $78,507, representing a decrease of $2,643 or 3.26%, as compared to the same period of 2015. We are able to maintain low distribution expenses by having our customers bear the cost of transportation. The decrease was primarily due to decreased commodity inspection fees and software service expenses, partially offset by increased shipping and handling expenses.

General and Administrative Expenses

For the year ended September 30, 2016, our general and administrative expenses were $395,854, representing an increase of $89,139 or 29.06%, as compared to the same period of 2015. The increase was primarily attributable to increased payroll expense due to the additional staffs hired in connection with the newly formed subsidiary of Nongyuan Network, and partially offset by the reverse of prior year allowance for inventory totaling $57,095 for the years ended September 30, 2016 as compared to the same period of 2015.

Interest Expense

For the year ended September 30, 2016, our interest expense was $250,732 as compared to interest expense of $263,427 in the same period of 2015. The decrease in net interest expense was attributable to decreased short-term bank loans.

Income Tax Expenses

For the years ended September 30, 2016 and 2015, our income tax expenses decreased by $29,946 or 10% from $299,313 for the year ended September 30, 2015 to $269,367 for the year ended September 30, 2016. The decrease in income tax expense was primarily due to the local preferential income tax policies, pursuant to which, an aggregate of RMB 7.8 million (approximately $1.2 million) net income was exempt from income tax for the year ended September 30, 2016.

Net Income

As a result of the factors described above, our net income was $2,310,090 for the year ended September 30, 2016, an increase of $1,549,240 from net income of $760,850 for the same period of 2015.

Liquidity and Capital Resources

As of September 30, 2016, we had cash in the amount of $47,241. As of September 30, 2015, we had cash in the amount of $156,490.

Indebtedness.  As of September 30, 2016, except for $3,298,240 of short-term bank loans and $659,648 of long-term bank loans, we did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements.   We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Capital Resources.   To date we have financed our operations primarily through cash flows from operations and financing activities. As of September 30, 2016, we had total assets of approximately $13.1 million, which includes net accounts receivable approximately $5.3 million, due from related parties of approximately $2.2 million, working capital of approximately $7.2 million, and shareholders’ equity of approximately $6.4 million. No provision was made for accounts receivable as of September 30, 2016. We collected all outstanding accounts receivable subsequently.

Working Capital.   Total working capital as of September 30, 2016 amounted to $7,205,912, compared to $1,908,270 as of September 30, 2015. Total current assets as of September 30, 2016 amounted to $13,053,584, an increase of $4,358,878 compared to $8,694,706 at September 30, 2015. The increase in total current assets at September 30, 2016 compared to September 30, 2015 was mainly due to increase in advance to suppliers and due from related parties, partially offset by a decrease in accounts receivable and inventory.

Current liabilities amounted to $5,847,672 at September 30, 2016, in comparison to $6,786,436 at September 30, 2015. This decrease of liabilities was attributable mainly to a decrease in loans from third parties.

Capital Needs.   With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes that our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise capital through public offering or private placement to finance our development of our business and to consummate any merger and acquisition, if necessary.

Cash Flows

The following table provides detailed information about our net cash flows for the years ended September 30, 2016 and 2015.

Operating Activities

	For the years ended September 30,
	2016	2015
Net cash used in operating activities	$(640,899)	$(729,050)
Net cash provided by (used in) investing activities	(1,524,599)	3,492,596
Net cash provided by (used in) financing activities	2,061,320	(2,638,559)
Effect of exchange rate changes on cash	(5,071)	(5,022)
Net increase (decrease) in cash	(109,249)	119,965
Cash and cash equivalents, beginning of year	156,490	36,525
Cash and cash equivalents, end of year	$47,241	$156,490

Net cash used in operating activities was $640,899 for the year ended September 30, 2016. This was an increase of $88,151 compared to net cash used in operating activities of $729,050 for the year ended September 30, 2015. The increase in net cash used in operating activities was primarily attributable to an increase of $2,723,358 in accounts receivable, an increase of $1,549,240 in net income, an increase of $1,118,150 in advance from customers and an increase of $851,634 in inventories, partially offset by a decrease of $4,081,526 in other current assets and a decrease of $2,001,047 in accounts payable.

Investing Activities

For the years ended September 30, 2016, net cash used in investing activities amounted to $1,524,599 as compared to net cash provided by investing activities of $3,492,596 for the same period of 2015. The decrease of $5,017,195 was primarily due to a decrease of $3,415,841 in loans to related parties and a decrease of $1,602,282 in loans to third parties.

Financing Activities

Net cash provided by financing activities amounted to $2,061,320 for the year ended September 30, 2016, as compared to net cash used in financing activities of $2,638,559 for the same period in 2015. The increase of $4,699,879 was mainly due to an increase of $3,154,239 in proceeds from capital contribution, an increase of $4,926,825 in borrowings of loans from related parties, a decrease of $1,144,765 in repayments of loans from third party, a decrease of $1,304,820 in repayments of bank loans, and a decrease of $931,600 in borrowings from bank loans.

Business

Overview

We are a supplier of agricultural products. We currently focus on processing and selling edible fungi, mainly shiitake and wood ear mushrooms. According to the China Edible Fungus Business Network, the global demand for the edible fungi market was valued at over USD 35.08 billion in 2015, and is expected to reach above USD 59.48 billion in 2021 and is anticipated to grow at a compound annual growth rate of slightly above 9.2% between 2016 and 2021. In addition to our edible fungi products, we also have begun to derive revenues from our trading activities, which primarily relate to purchases and sales of tea products.

Our founders Ms. Yefang Zhang and Mr. Zhengyu Wang started their edible fungi business in November 1994 by establishing Lishui Jingning Huali Co., Ltd. They established our first Farmmi/Forasen entity, Forest Food, in May 2003. Forest Food focuses on export sales, while FLS Mushroom, which was founded in March 2011, focuses on the Chinese domestic market. Our business office is located in Binjiang district of Hangzhou city in Zhejiang. We have two processing factories in Lishui. Our raw materials are directly or indirectly provided by family farms from various counties of Lishui in Zhejiang along with other provinces in China.

We are headquartered in the edible fungi rich southwest of Zhejiang Province, in the city of Lishui. Zhejiang province, located in southeastern coastal China, is China’s eleventh largest province in population in 2015, with 46.5 million residents, and eighth in terms of population density. The first province in China without any counties in the poverty-county list of the central government, Zhejiang has become one of the wealthiest and most developed provinces in China. Its province-wide GDP of approximately RMB 4.3 trillion in 2015 places it as the fourth highest in China in aggregate amount and fifth per capita.

Lishui is a prefecture-level city located in southwest Zhejiang province. Approximately 2.5 million residents live in the city, and city-wide GDP is approximately RMB 110 billion in 2015. Lishui’s primary industries include food processing, wood and bamboo production, ore smelting, textile, clothes making, construction materials, pharmaceuticals and electronic machinery. Lishui has cultivated edible fungi for almost 1,000 years. It is one of the major production areas of edible fungi in the southeastern China. Lishui produces approximately 0.6 million tons of edible fungi every year, contributing to 50% volume of Zhejiang Province. Lishui also has rich species of edible fungi, among which there are over 30 species of commercially cultivated mushroom.

We sell substantially all of our products to domestic distributions in China, which then sell in China and internationally. We believe approximately 87% of our products are sold in China and the remaining 13% internationally, including USA, Japan, Canada, Europe and Israel. We also sell products online through Taobao and Jingdong Mall, both of which are third-party Internet distribution platforms, and our new internet platform, Farmmi Liangpin Mall, which opened in December, 2016.

Product quality is always our main focus. We have established a food quality traceability system to trace and correct any possible quality issues in any step. We have also established a sound quality management system, and have passed the HACCP international food safety and health certification, BRC international food certification and QS certification.

As of the date of this filing, we hold over 70 registered trademarks about or related to “Farmmi”, “Farmmi Liangpin” and “Forasen” in different applicable trademark categories in China. We received the “Forasen” trademark in April 2016.

Corporate Information

Overview

Farmmi, Inc. (“FMI”) is a Cayman Islands holding company incorporated on July 28, 2015. We conduct our operations in China principally through our wholly-owned PRC subsidiaries. FMI’s registered office is at the office of NovaSage Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P.O. Box 2582, Grand Cayman KY1-1103, Cayman Islands. Its registered office’s telephone number is +1.345.949.2648. Farmmi, Inc.’s agent in the U.S. is Yunhao Chen, with the address of 3165 Windmill Ranch Rd, Weston, FL 33331.

Our two major operating entities are Forest Food and FLS Mushroom. Previously they were under mushroom business sectors of Forasen Group, which is controlled by Ms. Yefang Zhang and Mr. Zhengyu Wang. Forasen Group (initially named as Lishui Forasen Green Industry Group) was established in April 2003. Forasen Group’s primary business areas used to include rubber trading, mushroom sales, biomass power generation, and marketing.

Mr. Wang and Ms. Zhang decided to spin off various business sectors from Forasen Group and to develop them separately. Since 2010, they began to spin off bamboo-based charcoal businesses by establishing several offshore and domestic companies and re-organizing related operating entities in China. In 2011, they established Tantech Holdings Ltd. which completed an IPO and listing on the Nasdaq Capital Market in March 2015. Since 2015, Ms. Zhang and Mr. Wang started to spin off the edible fungi business from Forasen Group by establishing several offshore companies and re-organizing related operating entities in China. In July 2015, FMI was established. After a series of transactions, Forest Food and FLS Mushroom are indirectly controlled by FMI and no longer have any common relationship with Forasen Group. FMI also controls some other companies which focus on developing our e-commerce business of edible fungi products and other agricultural products.

Historical Timeline

•	November 1994, our Chairwoman and CEO Ms. Yefang Zhang and her husband Mr. Zhengyu Wang founded Lishui Jingning Huali Co., Ltd. in China to start edible fungi business by selling dried edible fungi.
•	May 2003: Forest Food was established in China.
•	December 2006: We passed ISO 22000 certification.
•	December 2008: We passed QS certification.
•	August 2010: We passed BRC certification.
•	March 2011: FLS Mushroom was established in China.
•	July 2015: Farmmi, Inc. was incorporated in the Cayman Islands.
•	August 2015: Farmmi International was incorporated in Hong Kong.
•	December 2015: Nongyuan Network was established in China.
•	December 2015: Suyuan Agricultural was established in China.
•	May 2016, Farmmi Enterprise was established in China.
•	July 2016, Farmmi Technology was established in China.
•	December 2016, our on-line store Farmmi Liangpin Mall (www.farmmi.com/www.farmmi88.com/) began operating.

Corporate Structure

The chart below summarizes our corporate legal structure and identifies the significant subsidiaries described above, as of the date of this prospectus:

Farmmi, Inc. (“FMI”)

FMI is the listing company. It was incorporated on July 28, 2015 under the Companies Law (as revised) of the Cayman Islands as an exempted company limited by shares. The authorized share capital of the Company is US $205,000, consisting of (a) 200 million Ordinary Shares, US $0.001 par value per share and (b) 5 million other shares, US $0.001 par value per share, in such class or classes as the company’s Board of

Directors may designate from time to time. FMI has full power and authority to carry out any business not prohibited by Cayman Islands law; provided, however, that the company may not operate the business of a bank, trust company, insurance business or company manager unless it obtains the proper licensure in the Cayman Islands for such businesses. As of the date of this filing, FMI has issued one ordinary share and no other shares. We are registering and offering our Ordinary Shares in this offering. Its sole shareholder is FarmNet Limited which is controlled by Ms. Yefang Zhang.

Farmmi International Limited (“Farmmi International”)

Farmmi International is currently a holding company, and it may participate in offshore acquisition and trading of agricultural products in the future. Farmmi International was incorporated on August 20, 2015 in Hong Kong under the Companies Ordinance (Chapter 622) as a private company limited by shares. As a private company limited by shares, Farmmi International may not sell its shares publicly and may not have more than 50 members. The share capital of the Company is HK $10,000, consisting of 10,000 Ordinary Shares, HK $1.00 par value per share. As of the date of this filing, Farmmi International has issued and outstanding 10,000 Ordinary Shares, all of which are held by Farmmi, Inc.

Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”)

Farmmi Enterprise is a company to manage Farmmi’s fund and e-commerce business. It was incorporated on May 23, 2016 under the laws of the PRC with registered capital of $30 million. The operating period on the business license is from May 23, 2016 to May 22, 2036, when the business license can be renewed. Its business scope covers technology development, technology service: internet technology, computer software; enterprise management consultation, economic information consultation (except commodities agency), excluding matters forbidden and restricted by China. Farmmi International Limited is its sole shareholder. Farmmi Enterprise is considered a wholly foreign owned enterprise (“WFOE”) in China by virtue of Farmmi International’s 100% ownership.

Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”)

Farmmi Technology is a company to manage Farmmi’s business of edible fungi. It was incorporated on July 6, 2016 under the laws of the PRC by Farmmi International with registered capital of $30 million. The operating period on the business license is from July 6, 2016 to July 3, 2036, when the business license can be renewed. Its business scope covers trading of agricultural products (except grain and cotton); technology development; technology service: agricultural technology, agricultural products, excluding matters forbidden and restricted by China. Farmmi International is its sole shareholder. Farmmi Technology is considered a wholly foreign owned enterprise (“WFOE”) in China by virtue of Farmmi International’s 100% ownership.

Hangzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”)

Suyuan Agricultural is a holding company which will be the platform to acquire Chinese companies in the same or similar industry. It was established by Mr. Zhengyu Wang on December 8, 2015 under the laws of the PRC with initial registered capital of RMB 5 million. The operating period on the business license has no ending date. The business scope of Suyuan Agricultural covers technology development, technology service, technology consulting and transfer of achievements: agricultural technology. On June 27, 2016, Mr. Zhengyu Wang transferred 50% stock rights of Suyuan Agricultural to Farmmi Enterprise. On August 9, 2016, Mr. Zhengyu Wang transferred remaining 50% stock rights of Suyuan Agricultural to Farmmi Technology. Currently each of Farmmi Enterprise and Farmmi Technology holds 50% of Suyuan Agricultural.

Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”)

Nongyuan Network is our major e-commerce platform. Nongyuan Network primarily engages in the business of operating Farmmi Liangpin mall. It was established on December 8, 2015 under the laws of the PRC with initial registered capital of RMB 5 million. The operating period on the business license has no ending date. Forasen Group was the sole shareholder of Nongyuan Network. In June 2016, Forasen Group transferred all of its interests in Nongyuan Network to Mr. Zhengyu Wang. The business scope of Nongyuan Network covers technology development, technology service, technology consultancy and transfer of achievements: network technology, computer soft/hardware and electronic products; online sales: unprocessed edible agricultural products (other than food and medicines), pre-packaged food and bulk food.

Mr. Wang, Suyuan Agricultural and Nongyuan Network have signed a series of VIE agreements. Foreign investment in Internet companies is currently subject to significant restrictions under PRC laws and regulations. As a Cayman Islands holding company, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the online service industry requires the foreign investor to possess certain qualifications, which we do not have, and one of our PRC subsidiaries, Suyuan Agricultural, is considered a foreign invested enterprise by virtue of its ownership by Farmmi Enterprise and Farmmi Technology, both of which are WFOEs. As a result, Suyuan Agriculture is restricted from holding the licenses that are essential to the operation of our business, such as licenses for operating our website. See “Regulations”. As a result, Suyuan Agricultural has entered into a series of contractual arrangements with Nongyuan Network and we exercise effective control over the operations of Nongyuan Network. We conduct our e-commerce operations in China principally through Nongyuan Network, which we treated as our consolidated affiliated entity in China. The contractual arrangements between Suyuan Agricultural, Nongyuan Network and Mr. Wang were executed in September 2016. These contractual arrangements enable us to exercise effective control over Nongyuan Network and receive substantially all of the economic benefits from it.

Exclusive Management Consulting and Technology Service Agreement.  Suyuan Agricultural and Nongyuan Network entered into an exclusive management consulting and technology service agreement, under which Nongyuan Network agrees to engage Suyuan Agricultural as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Nongyuan Network’s business scope and decided by Suyuan Agricultural from time to time as necessary. Nongyuan Network shall pay to Suyuan Agricultural service fees of 100% of the after-tax profit after the deficit of the prior fiscal year is covered and the surplus is extracted within three months after each fiscal year end. With Suyuan Agricultural’s prior written consent, the percentage of the service fee may be adjusted based on Nongyuan Network’s operation performance. Suyuan Agricultural exclusively owns any intellectual property arising from the performance of the exclusive management consulting and technology service agreement. The exclusive management consulting and technology service agreement will be effective for twenty years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The exclusive management consulting and technology service agreement shall be extended automatically by the expiry thereof, until Suyuan Agricultural’s business term or Nongyuan Network’s business term expires, unless otherwise notified by Suyuan Agricultural in writing. During the term of the exclusive management consulting and technology service agreement, Nongyuan Network may not terminate the agreements except in the case of Suyuan Agricultural’s gross negligence or fraud, or this agreement or laws provide otherwise. Suyuan Agricultural may terminate this agreement by 30-day written notice to Nongyuan Network at any time.

Proxy Agreement.  Suyuan Agricultural, Mr. Wang and Nongyuan Network signed a proxy agreement in September 2016. Mr. Wang as the sole shareholder of Nongyuan Network irrevocably authorizes Suyuan Agricultural to exercise his rights as an equity holder of Nongyuan Network, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of his equity interests therein pursuant to the exclusive call option agreement.

Power of Attorney.  Pursuant to the relevant Proxy Agreement, Mr. Wang, as the sole shareholder of Nongyuan Network, signed an irrevocable power of attorney appointing Suyuan Agricultural as the attorney-in-fact to act on its behalf on all matters pertaining to Nongyuan Network and to exercise all of his rights as the sole shareholder of Nongyuan Network, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of his equity interests therein pursuant to the exclusive call option agreement. The power of attorney with Mr. Wang expires when the proxy agreement terminates, Suyuan Agricultural appoints another person pursuant to the proxy agreement, or Mr. Wang, as appointee of Suyuan Agricultural, dies or loses his civil capacity.

Exclusive Call Option Agreement.  Suyuan Agricultural, Mr. Wang and Nongyuan Network signed an exclusive call option agreement, pursuant to which Suyuan Agricultural has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all of the equity interest and assets in Nongyuan Network from its sole shareholder, Mr. Wang. The purchase price for the equity interest is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the amount that Mr. Wang actually pays to Nongyuan Network regarding the equity, whichever is higher. The purchase price for the assets is to be the minimum price permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is higher. The exclusive call option agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

Equity Pledge Agreement.   Suyuan Agricultural, Mr. Wang and Nongyuan Network signed an equity pledge agreement, under which Mr. Wang pledged all of their equity interests in Nongyuan Network to Suyuan Agricultural as collateral to secure performance of all of his obligations under the applicable exclusive consulting and service agreement, the exclusive call option agreement and the proxy agreement. If any event of default as provided for therein occurs, Nongyuan Network, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws.

We have been advised by our PRC legal counsel, Deheng Law Offices, that the ownership structure and the contractual arrangements among Suyuan Agricultural, Mr. Wang and Nongyuan Network, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the MOC published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if the PRC government authority finds that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure do not comply with any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”)

FLS Mushroom primarily engages in the business of wholesaling dried edible fungi. It was established on March 25, 2011 as Lishui FLS Mushroom Co., Ltd. under the laws of the PRC with initial registered capital of RMB 3 million. The operating period on FLS Mushroom’s business license is from March 25, 2011 to March 24, 2031, when the business license can be renewed. The business scope of FLS Mushroom covers the sales of mushroom and agricultural products; sales of forest products; as well as engagement in import and export business of commodities and technologies permitted under PRC law.

In April 2011, Lishui FLS Mushroom Co., Ltd. changed its name to Zhejiang FLS Mushroom Co., Ltd., and changed its address from No. 307 Tianning Industrial Area to 888 Tianning Street, Tianning Industrial Area, both in Lishui City.

Forest Food initially owned 100% equity interest of FLS Mushroom. In connection with the reorganization of our company in connection with this offering, Suyuan Agriculture became the sole shareholder of FLS Mushroom.

Zhejiang Forest Food Co., Ltd. (“Forest Food”)

Forest Food primarily engages in the business of packed dried edible fungi, mainly for exportation. The business scope of Forest Food covers wholesale and retail of prepackaged food and bulk food; processing and sales of agricultural by-products (excludes cotton, tobacco and silkworm cocoon) and mushroom; as well as engagement in import and export business of commodities and technologies that the state allows. Zhejiang

Forest Food Co., Ltd was established by Lishui Forasen Green Industry Group (former name of Forasen Group) and five individuals on May 8, 2003 under the laws of the PRC with initial registered capital of RMB 5 million. Lishui Forasen Green Industry Group owned 40% of the Forest Food, one individual owned 20%, and each of the remaining four individuals owned 10% respectively. The operating period of the business license is from May 8, 2003 to May 7, 2023, when the business license can be renewed. On August 26, 2004, two individuals jointly transferred shares of Forest Food to Lishui Forasen Green Industry Group with value of RMB 1.5 million representing 30% of Forest Food. On November 18, 2011, three individuals separately transferred shares of Forest Food to Yefang Zhang with total value of RMB 1.5 million representing 30% of Forest Food. Since then, Forasen Group owned 70% and Ms. Yefang Zhang owned 30% of Forest Food. In January 2016, Forasen Group and Ms. Yefang Zhang decided to increase Forest Food’s registered capital from RMB 5,000,000 to RMB 17,600,000. The increased registered capital was entirely paid by Forasen Group. Upon the increase of registered capital and reorganization, Forasen Group owned 91.5% and Ms. Yefang Zhang owned 8.5% of Forest Food.

In March 2016, National Trust invested RMB 6,000,000 to purchase 3.8472% of the equity of Forest Food. In connection with such investment, National Trust required Forasen Group and the controlling person of Forest Food to agree to repurchase National Trust’s investment with interest if Forest Food fails to meet certain net profit targets in calendar 2016 and 2017 or if National Trust notifies Forest Food of its intention to terminate the investment under the terms of the investment agreement.

Our Industry

Edible Fungi (Edible Mushroom)

Edible fungi, or edible mushroom, is our major product category. Edible fungi are edible fruit bodies of several species of macrofungi. Edible fungi has high nutritional value. It generally has a high protein content, usually around 30 to 45% by dry weight. Almost all edible fungi contain eight kinds of amino acids essential to human nutrition. Protein contained in 1 kg of dried mushrooms is equivalent to protein in 2 kg of lean meat, 3 kg of eggs or 12 kg of milk. Edible fungi also contain a variety of vitamins and trace elements, polysaccharides, and other physiologically active substances, to promote human metabolism and enhance physical fitness. Besides the nutritional value, edible fungi also has medicinal values including wound-healing, immunity-enhancement, and tumor-retarding effects.

Mushroom Dish Models Presented at Qingyuan Mushroom Museum, Lishui City, Zhejiang Province, China

The global demand for the mushroom market was valued at over USD 35.08 billion in 2015, is expected to reach above USD 59.48 billion in 2021 and is anticipated to grow at a compound annual growth rate of slightly above 9.2% between 2016 and 2021.

Edible fungi were traditionally harvested wild and were difficult to domesticate and cultivate. Cultivation of edible mushroom species has grown rapidly in recent decades. Most mushrooms have been cultivated on various species of hardwood trees. The procedure was to cut down the natural logs in the fall (after leaf fall) and inoculate them with shiitake spawn within 15 to 30 days after felling. One breakthrough for this cultivation was the utilization of synthetic logs instead of natural logs. Composed of sawdust and supplemented with millet and wheat bran, synthetic logs may produce three to four times as many mushrooms as natural logs in one-tenth of the time. Environmentally controlled houses allow for the manipulations of temperature, humidity, light, and the moisture content of the logs to produce the highest possible yields. The major advantages of producing mushroom on synthetic logs rather than natural ones are the consistent market supply through year-round production, increased yields, and decreased time required to complete a crop cycle. Most of the mushrooms we purchase are grown in this manner.

China is the largest producer of edible fungi. In 2015, China produced 75.94% of the global edible fungi.

Figure 2015 Global Product Share by Countries

2015
0.93%
4.60%
18.54%
75.94%
Japan
Korea
China
ROW

Source: QYR Food Research Center, July 2016

Most of the edible fungi produced by China is for domestic consumption. In 2015, the export portion of edible fungi was only 1.73% of the annual production in China. Edible fungi, especially Shitake mushroom and Mu Er have become important food source for the Chinese.

In general, the consumption volume of edible fungi in China is growing. From 2006 to 2015, the edible fungi consumed by Chinese market increased from 14,140,000 metric tons (approximately 31 billion pounds) to 31,160,000 metric tons (approximately 69 billion pounds). The 2016 number is expected to be 32,140,000 metric tons (approximately 71 billion pounds).

Figure 2006-2016 China Edible Fungus Market Consumption Volume and Growth Rate

3500
3000
2500
2000
1500
1000
500
0
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
1414
1614
1765
1968
2212
2520
2704
2521
2777
3116
3214
14.15%
9.35%
11.46%
12.43%
13.90%
7.31%
-6.78%
10.16%
12.22%
3.14%
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016E
Consumption Volume (10 thousand MT)
Growth Rate

Source: China Edible Fungus Association, QYR Food Research Center, July 2016
***Figures in year 2006-2014 are derived from China Edible Fungus Association, Figures in year 2015 is estimated by QYR Food Research Center; Figures in year 2016 is predicted by QYR Food Research Center**

The Belt and Road Initiative raised by Chinese President Jinping Xi in 2013 is expected to bring more opportunities to Chinese edible fungi industry. The Belt and Road Initiative is an initiative of jointly building the Silk Road Economic Belt and the 21st-Century Maritime Silk Road. Accelerating the building of the Belt and Road can help promote the economic prosperity of the countries along the Belt and Road and regional economic cooperation, strengthen exchanges and mutual learning between different civilizations, and promote world peace and development. It is a great undertaking that will benefit people around the world.

China Edible Fungi Association issued The Cooperation Proposal of Edible Fungi Industry along “The Belt and Road” Countries in April 2016. Countries along “the Belt and Road” all have a long tradition of consuming edible fungi. However, their planting technology has lagged behind and mainly focuses on Shuangbao mushroom and wild mushroom. With the Belt and Road Initiative, the edible fungi industry can be promoted, through strengthening communication, building new cooperation trend among the Belt and Road countries, and achieving the common development and prosperity.

E-commerce for Agricultural Products

E-commerce is the trading or facilitation of trading in products or services using computer networks, such as the Internet. There are different kinds of e-commerce business models: web portal model, online content provider, online retailer, online distributor, online market maker, online community provider and cloud application service provider. Our on-line stores are online retailers, which make profits by selling products made by the manufacturers on line.

Although our present on-line sales only attribute to less than 0.1% of our total sales, we plan to continue investing in, and developing our e-commerce system because of E-commerce’s big business potential. From June 2012 to June 2016, the number of Chinese netizens increased 32%, from 537,600,000 to 709,580,000. From December 2015 to June 2016, Chinese users of internet shopping increased 8.3%, from 413,250,000 to 447,720,000. From 2011 to 2015, Chinese e-commerce industry market scale increased 135%, from RMB 6.3 trillion to RMB 14.8 trillion.

Our e-commerce focuses on agricultural products. E-commerce of agricultural products is supported by Chinese policy. For example, on January 8, 2016, in the press conference of Guidance Opinion about Fusion Development of the Primary Industry, the Secondary Industry and the Service Industry by General Office of the State Council of the People’s Republic of China, National Development and Reform Commission of China, said China will develop modern “Internet+” agriculture and e-commerce for agricultural products.

Our Products

Currently we have two brands:

We mainly produce and/or sell four categories of agricultural products: shiitake mushrooms, wood ear mushrooms, other edible fungi, and other agricultural products.

Shiitake

The Shiitake (Xiang Gu in Chinese and Lentinula edodes in Latin) is a variety of mushroom that originated from Eastern Asia. Shiitake have many uses in the cuisines of East Asia. In Chinese cuisine, they are often sautéed in vegetarian dishes such as Buddha’s Delight. In Japan, they are served in miso soup, used as the basis for a kind of vegetarian soup called dashi, and as an ingredient in many steamed and simmered dishes. As a potent immune-boosting mushroom, it has antitumor and antiviral properties, and can potentially lower blood pressure and cholesterol if consumed regularly.

Divided by the growing season, there are four kinds of shiitake: spring mushroom, summer mushroom, fall mushroom and winter mushroom. We focus on winter mushroom which has the best quality and taste. Depending on the species, our shiitake products include different varieties such as floral mushroom and Jinqian (“money”) mushroom. Depending on the shape, our shiitake products include shiitake slices, shiitake power and shiitake strings.

Mu Er

Mu Er (Auricularia polytricha in Latin), is sometimes known as wood ear mushrooms, cloud ear, Judas ear or tree ear. It is a variety of mushroom that is dark brown to black and native to Asia and some Pacific islands with humid climates. It is usually sold in dried form, and needs to be soaked in water before use. It has little real flavor of its own and has slippery but slightly springy and crunchy texture. It is commonly found in “Hot and Sour Soup”, and also widely used in stir-fried dishes. Mu Er has potential medicinal properties. For example, it is believed that it can help with health issues by benefiting the lungs, stomach and liver if consumed regularly.

Depending on the growing area, our Mu Er products include varieties from Zhejiang Mu Er and Northeastern Mu Er. Depending on the shape, our Mu Er products include Mu Er slices and Mu Er strings. According to some clients’ requirements, we also provide washed Mu Er which is cleaner than normal Mu Er products after we soak dried Mu Er in water to make it flat, and remove the hidden impurities.

Other edible fungi

Based on the clients’ needs and the supply, we also process and sell other edible fungi from time to time, such as bamboo fungi (Zhu Sun in Chinese), agrocybe aegerila (Cha Shu Gu in Chinese), pleurotus eryngii (Xin Bao Gu in Chinese), grifola frondosa (Hui Shu Hua in Chinese), coprinus comatus (Ji Tui Gu in Chinese) and hericium erinaceus (Hou Tou Gu in Chinese).

Other agricultural products

We mainly sell non-fungi agricultural products on our newly established on-line store Farmmi Liangpin Mall. Currently we are only selling green tea products in this category, but we plan to expand it to other products, including but not limited to rice and nuts products. We have signed purchase agreements for rice, hickory nuts, dried bamboo shoots and blueberries. This category of products will help diversify our product categories and help lead us into expanding our on-line platform of healthy products.

We process and pack most of the dried edible fungi on our own, and purchase all the other agricultural products from other manufacturers or companies. There are two ways to sell these products. The first way is that we may provide our packing materials or requirements to the manufacturers to pack. After packing, these manufacturers may deliver the products to us, or may deliver the products to our clients on behalf of us. The second way is that we use our Farmmi Liangpin Mall to sell other companies’ products. For example, we are selling tea made by Zhejiang Meifeng Tea Industry Co., Ltd. (“Zhejiang Meifeng”). Zhejiang Meifeng is a company also based in Lishui, Zhejiang. It plants, processes and sells green tea. When there is an order of

Zhejiang Meifeng tea on line, we will inform Zhejiang Meifeng which will deliver the tea product directly to the client. We make our profits from the difference between the selling price and the purchase price offered by these manufacturers.

Raw Materials and Suppliers

Our primary raw material is dried edible fungi and the majority is shiitake and Mu Er. We have signed three-year purchase agreements with various companies and 37 family farms which supply dried edible fungi materials to us. We then further dehydrate, filer and pack the edible fungi.

Although these purchase agreements are not exclusive, based on the purchase agreements and the established relationship, we and the suppliers consider each other with higher priority when the demand/supply exists. We receive approximately 70%-80% of orders from our clients first, and then begin purchasing relevant raw materials for processing. Most of the time these suppliers can provide enough raw materials for us to fill our clients’ orders. We also keep stock of raw materials from time to time to meet new clients’ demand. Occasionally, when our clients have exceptionally big orders, we may purchase additional raw materials from local farmers’ markets.

The purchase price is not set by the purchase agreements. It usually depends on the local market price at that time. We often offer a price slightly higher than the market price. The market price of edible fungi fluctuates from time to time, mainly based on the supply and the demand on the market. See “Risk Factors — Risks Related to Our Business and Industry — Purchase price of dried edible fungi is based on local market price which we cannot control and predict.” The quantity of the total edible fungi on the market is affected by many factors, including but not limited to the temperature change and extreme weather condition etc.. See “Risk Factors — Risks Related to Our Business and Industry — The edible fungi cultivated by our suppliers is subject to risks related to diseases, pests, abnormal temperature change and extreme weather events.”

During the year ended September 30, 2016, two local companies, Jingning Liannong Trading Co., Ltd. and Qingyuan Nongbang Trading Co., Ltd., have become our major suppliers. For the year ended September 30, 2016, Jingning Liannong Trading Co., Ltd. and Qingyuan Nongbang Trading Co., Ltd. contributed 57.05% and 30.10% of our supplies, respectively. They purchase dried edible fungi from local family farms, conduct initial sorting and then sell to us. Compared to the family farms, we pay higher purchase prices to these companies because of their additional sorting process. The benefit is it can save us time on the sorting process.

In addition, we cooperate with 37 family farms which provide dried edible fungi directly to us. We have three technicians who provide technology support to the family farms. These family farms are located in Zhejiang Province, Henan Province, Hubei Province, Jiangxi Province, Fujian Province and Jilin Province.

Shiitake

Among the 37 family farms that we cooperate with, 5 are located in Qingyuan County, Lishui, Zhejiang Province. One of our major suppliers., Qingyuan Nongbang Trading Co., Ltd., is located in Qingyuan County. Qingyuan is the birth place of artificial cultivation of shiitake dating back to about 1,000 years ago. The county of Qingyuan is located in a warm monsoon climate which is considered ideal for the cultivation of Shiitake. The county was officially named by Chinese Government as “The Town of Lentinula Mushroom in China” in 1994. Qingyuan shiitake is a China national recognized “protected geographical indication product”. A geographical indication product is a product named by the geographical location because of its premium quality and unique production location. The value of the public brand “Qingyuan Lentinula Mushroom” was estimated as RMB 4.617 billion (approximately $0.67 billion) in 2014. The brand was the No. 1 public brand in edible fungi category in China for six years in a row.

In accordance with our clients’ needs, we also purchase shiitake from other areas in China because different areas cultivate different kinds and sizes of shiitake.

Mu Er

We mainly purchase and process our Mu Er from Longquan County, Lishui, Zhejiang Province. Longquan has over 1,800 years of history of cultivation of Mu Er. Longquan was awarded as “The Hometown of Mu Er in China” by China Edible Fungi Association in 2010. Longquan Mu Er usually grows from October to May.

In accordance with our clients’ needs, we also purchase and process Mu Er from Northeastern China. Mu Er from Northeastern China is famous for its premium quality. Northeastern Mu Er usually grows from July to November.

Examination of Family Farms

We use the following checklist to examine the family farms before we sign the purchase agreements with them:

1.	Basic condition:
a.	location
b.	equipment on site
c.	marks on site
2.	Cultivation management:
a.	How many varieties are cultivated and how big production volume is (at least 10 acres or 100,000 artificial logs)
b.	How good equipment are, including ventilating equipment and watering equipment
c.	How well management standards are enforced

3.	Cultivation environment:
a.	Contamination situation of the farm and the neighboring environment
b.	Water source
c.	If cultivation dent is provided
4.	Harvest condition:
a.	Space and sanitary conditions
b.	Whether or not harvested fungi are processed briefly before storage
5.	Storage condition:
a.	Whether or not there are enough storage room and/or freezer can be facilitated
6.	Cultivation record:
a.	How well farms keep track of the cultivation process

Seasonality

Most of the sales of FLS Mushroom are currently made to China National Forest Products Corp. and China National Tree Seed Corporation. Sales increase from July to September because these two clients place significantly more orders with FLS Mushroom during this period. From December to January, there is usually a peak because people spend more on food including edible fungi to prepare for Chinese New Year celebrations. From February to March, the sales of FLS Mushroom typically decrease because of the conclusion of Chinese New Year holiday. The following is the graph showing the revenue of FLS Mushroom for the fiscal years ended September 30, 2016 and 2015.

Forest Food focuses on producing and exporting small packages of dried edible fungi. The sales peak is from December to January, as customers spend more on food including edible fungi to prepare for coming holidays. The following is the graph showing the revenue of Forest Food in the fiscal years ending September 30, 2016 and 2015.

Our Quality Control

Quality control is an important aspect of our work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

Quality Standards

We apply the following national standards to our following products:

Product Category	Standard	Issuance Agency	Issuance Date
Shiitake	GH/T 1013-2015	All-China Federation of Supply and Marketing Cooperatives	March 27, 2015
Mu Er	GB/T 6192-2008	General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China and Standardization Administration of the People’s Republic of China	August 7, 2008
Other edible fungi	GB 7096-2014	National Health and Family Planning Commission of the People’s Republic of China	December 24, 2014

Before we purchase dried edible fungi from companies and family farms, our experienced procurement managers examine the physical characters of the samples. After the initial examination, they bring back the samples to our own laboratory and third party inspection agents perform sophistic examinations.

Quality Control System

We are enforcing HACCP plan for dried Shiitake and dried Mu Er. In addition, we are enforcing food safety manual, SSOP (sanitation standard operating procedure), GMP (good manufacturing practices), food defense plan, and a series of procedure documents.

In addition, we utilize a food source tracking system. This system helps us obtain detailed information of every step in the process that our raw materials/products are delivered from the farms to the clients. Our staff performs on-site quality certification at every step.

Quality Certificates

Issuing Authority	Certificate	Recipient	Standard	Applicable to	Valid Period
China Quality Certification Centre	Food Safety Management System Certificate	Forest Food	GB/T 22000-2006/ISO 22000:2005	Processing of dried shiitake and dried Mu Er	2015.10.26 to 2018.10.25
Intertek Certification Ltd	BRC Certificate of Registration	Forest Food	BRC Global Standard for Food Safety	Processing of dried cultivated edible fungi products by sorting, drying and packing in plastic bags	2016.11.11 to 2017.10.8

Quality Control in Processing Factory

We have a picking workshop and a packing workshop. The packing workshop is further divided into an internal packing area and a box packing area to avoid possible contamination.

The workers in the workshops are required to wear uniforms, masks, over sleeves, inner caps and outer hats.

The picking process of the edible fungi repeats three times. For each time, the workers need to examine the whole fungi, identify and dispose of foreign matters such as leaves, fibers, hair and so on.

For Mu Er, we use additional process of burning mushroom filaments to refine the quality. After the workers finish the check and examination of the Mu Er on the conveyor belt, when it is falling to the oscillating screen, a fire device in front projects fire so the impurities which are hard to remove by hand such as mushroom filaments can be burned. In accordance with some clients’ requirements, we also soak dried Mu Er in water to make it flat, and remove the hidden impurities.

Traceability System

We have established and used a traceability system since 2006 for our products of edible fungi.

First, we use mark cards to mark materials provided by vendors.

The mark cards state the name of the materials, production lot number or production date, quantity, production location, warehouse receipt date and so on.

Second, we classify the status of the products as “to be inspected,” “qualified,” and “disqualified.” For each status, we use different marks and put the products at designated areas.

Third, each of the following departments keep track of the records of the products, client names, quantity, weight and lot numbers: sales department, production department, packaging department, procurement department, and quality inspection department. If any client submits claims for any product quality issues, the quality control department will check the problematic procedure, and trace the production records according to the product name, lot number, packing slip and so on to find the responsible department and personnel.

Distribution Channels

We distribute our products mainly through offline distributors and on-line stores.

Most of our current sales are in China. The chart below is a breakdown of total revenues by geographic market for the years ended September 30, 2016 and 2015, respectively.

	Year ended September 30, 2016	Year ended September 30, 2015
Export	12.96%	20.55%
China	87.04%	79.45%
Total	100%	100%

International Markets and Customers

The majority of our export items are dried shiitake and dried Mu Er. They are sold to international markets through a related party, Forasen Group, and other trading companies. Currently we export dried edible fungi including dried shiitake and dried Mu Er. About 90% of our export revenues are from Japan, the United States and Canada with approximately 30% from each. About 10% of our export revenues are from Europe and Israel. We plan to increase our exports globally.

The following is a list of selected international customers, their respective nations, the distributors and the brands.

Country/Area	Distributor	Customer	Brand
Japan	Forasen Group	Maruhan Co., Ltd	OEM
United States	Trading Companies	Rhee Bros., Inc.	OEM
Canada	Trading Companies	Loblaws Supermarkets	OEM and Forasen
Europe (Holland, England and Greece)	Forasen Group and Trading Companies	Processing manufacturers and restaurants	OEM
Israel	Forasen Group	Processing manufacturers and restaurants	OEM

A few examples of our OEM products are below:

We have cooperated with Rhee Bros. Inc. for eighteen years to support them in their sales of edible fungi products, primarily to Asian supermarkets in the United States.

We have supplied products to Loblaws supermarkets for seventeen years. By obtaining a BRC certification, which is the leading food safety standard associated with UK retailing, we established systems to ensure we can provide edible fungi products that satisfy these high standards.

Our cooperation with Maruhan began thirteen years ago. Maruhan’s wholesale offerings to supermarkets in Japan carry strict product quality and safety requirements, and we are pleased to continually satisfy their expectations.

Our largest customers, China National Forest Products Corporation and China National Tree Seed Corporation, have both been customers for five years, and we strive to continue exceeding their expectations to nurture this relationship in the future.

Domestic Markets and Customers

Products from all four categories of our products are sold in China. Our domestic sales depend heavily on our major clients, China National Forest Products Corp. and China National Tree Seed Corporation. These two companies collectively attribute to 84.97% and 70.11% of our total sales for the years ended September 30, 2016 and 2015, respectively. In addition, we also provide our Forasen mushroom products to local specialty stores from time to time, such as Lishui Department Store and Zhejiang Liujianyuan Local Specialty Store.

We also have on-line sales in China. As of today, on-line sales only account for less than 0.1% of our total sales. We are in the process of expanding our products sold to include non-fungi agricultural products, such as rice, nuts and dried fruits. They will be mainly sold through our on-line stores. For details of our on-line distribution channels, see “Business — E-Commerce of Agricultural Products.”

E-Commerce of Agricultural Products

We see a trend toward online sales of products of all kinds, including food products like ours. As a result, beginning in July 2014, we opened online stores on well-known e-commerce sites like Alibaba, Taobao Mall and Jingdong Mall to capitalize on this trend and meet customers who might not have otherwise found our products. We operate our e-commerce business through Nongyuan Network. We have established a 16-employee team to run it. Through on-line platforms, we mainly sell dried shiitake, dried Mu Er, tea and other agricultural products to Chinese customers.

Because of the demand we see, we began to develop our own e-commerce site, Liangpin Mall on March 1, 2016. Through our efforts, we were able to grow our membership on Liangpin Mall to more than 1,000 active customers by the end of August 2016.

We plan to use Farmmi Enterprise as our overall E-commerce platform. Our business development project of an e-commerce platform of agricultural products through Farmmi Enterprise has been approved by Hangzhou High-tech Industrial Development Zone.

1. Farmmi Liangpin Mall (www.farmmi.com/www.farmmi88.com)

Farmmi Liangpin Mall is our on-line store. We plan to develop it into an on-line platform of customized pesticide-free, organic and green agricultural products. Farmmi Liangpin Mall has over 37,000 registered members now, among whom over 1,000 members have ordered products.

We began to operate Farmmi Liangpin Mall since 2016 through Nongyuan Network. It is indirectly managed by Farmmi Enterprise. Nongyuan Network has obtained its ICP (Internet Content Provider) license for www.farmmi.com and www.farmmi88.com as well as our another website (www.farmmi.com.cn). The ICP license is a permit issued by the Chinese Ministry of Industry and Information Technology to permit China-based websites to operate in China.

Currently Farmmi Liangpin Mall focuses on our edible fungi products. Our Liangpin Mall currently offers five categories and thirteen sub-categories of products, including shiitake and other types of mushrooms, Mu Er, organic tea leaves and organic rice. It also sells packed tea which we purchased from other manufacturers such as Meifeng. We plan to use it as our platform to sell additional kinds of agricultural products, such as rice, nuts, and dried fruit.

Characteristics of Farmmi Liangpin Mall:

1)	Customers/members’ information security. We keep the profile information of our registered members confidential. We also encrypt some of the important information.
2)	Customers’ reviews of the products. All the reviews of our customers to the products are shown on the website of Farmmi Liangpin Mall. We follow up with customers for potential products problems.

Our current plan to develop the Liangpin Mall is divided into three stages:

1)	Preparatory Stage (2016 – 2017). During this stage we will focus on developing our platform infrastructure to promote customer engagement and ease of use.
2)	Roll-out Stage (2017 – 2019). During this stage we will focus on advertising-oriented marketing. We will continuously evaluate the sales of individual products to tailor offerings to consumer demand, by adjusting pricing and offering product choices that consumers most demand.
3)	Growth Stage (2020 – 2021). During this stage we expect our platform will be robust and streamlined. We will focus on more heavily marketing our platform to grow memberships and orders. We will continue to increase the variety of products and producers represented on our platform.

2. Taobao Store (https://shop435957171.taobao.com/?spm=a230r.7195193.1997079397.2.nUrfeg)

Previously when we were a part of Forasen Group, we operated a Tmall store for Forasen edible fungi since July 2014. Since later the edible fungi business was spun off from Forasen Group and Farmmi structure was established, we closed the Tmall store. Since August 2016, we have been operating a store at Taobao.com. Taobao.com is a large customer-to-customer online retail platform owned by Alibaba Group. As Taobao only permits individuals to set up stores, Forest Food entrusts an individual as our exclusive agent to sell our products under the store name of “Aunt Qiaochu”. This store only sells edible fungi.

3. Jingdong Store (http://fulaisen.jd.com/)

Through Forest Food, we operate a store at JD.com or Jingdong Mall since November 2016. Jingdong Mall is a large business-to-customer online retailers in China. This store only sells edible fungi. The store was originally registered under Forest Food with Forasen brand, and we are applying a new one using the Farmmi brand.

Methods of Competition and Competitive Position

Competitive Advantages

1.	Premium product quality. Product quality is always our major focus. We enforce a series of quality standards for our edible fungi products, adopt sound quality control system and have been awarded various quality certificates. In addition, our workers must follow specific quality control procedures in the factories. In addition, our traceability system allows us to trace and correct any quality issues. See “Business — Our Quality Control.”

To ensure the highest quality, we have implemented systems designed to subject us to stringent oversight of our production practices and quality control systems:

2006:  ISO22000 food safety management system certification.
2010:  BRC British retailer certification for food safety.
2010:  Implementation of Health Standards Operational Procedures.
2012:  Implementation of dry mushrooms and dry black fungi hazard analysis and critical control points (“HACCP”) plan.
2012:  Implementation of food safety manual and food protection plan to reduce or eliminate food safety hazards, to prevent harm to public health, and to ensure the health of consumers.

2.	Established supplier relationships. We have strong relationships with our significant suppliers to ensure access to relatively high-quality dried edible fungi. We have built long time and stable relationship with the family farms that we cooperate with. Our technicians provide technology support to the family farms in need. Our procurement price is usually higher than the market price. Some of the family farms have cooperated with us for more than 10 years. They provide steady supply of raw materials to us.
3.	Stable and experienced factory employees. Our founders started to conduct edible fungi business twenty years ago, and they have attracted many loyal employees. Among our current less than 80 factory workers, there are over 20 employees who have followed Ms. Zhang and Mr. Wang for over 10 years. They are great assets to us by being loyal to the company and possessing rich experience in the factory.
4.	Favorable location. Lishui is an important mushroom resource base, giving our company access to an abundance of high quality, affordable raw materials. We purchase many of our shiitake from Qingyuan of Lishui, a certified place of origin of shiitake and most of our Mu Er from Longquan of Lishui, the town of Mu Er in China.

Competitive Disadvantages

1.	Low barrier to entry. We believe the barrier to entry in our industry is relatively low. Although we believe we distinguish our company from competitors on the basis of quality, to the extent our customer base focuses heavily on price, many of our competitors can provide products at relatively low prices, affecting our profit margins as we seek to compete with them.
2.	Expansion risk. We have devoted resources to our decision to build and develop Farmmi Liangpin Mall, our on-line store. While this decision will offer new opportunities to our company, it also is a new venture and has only recently begun to operate. Farmmi Liangpin Mall is not well known by consumers yet, and we do not have rich experience in e-commerce operation. As a result, we have no guarantee that we will be successful in this new expansion. If we do not manage our expansion effectively, our business prospects could be impaired.

Competitive Position

Mushroom cultivation in the Lishui area of China has a history going back 800 years, and the region is famous throughout China for producing some of the finest quality, best flavored mushrooms available. Our region is known as the “Hometown of Mushrooms in China” and the “Hometown of Mu Er in China.” Since 2005, our region has also held China’s Qingyuan Mushroom Festival, and Lishui has established a mushroom museum to introduce the long history of mushroom planting and mushroom eating in China. So it is not surprising that some of our biggest competitors are also in the Lishui area.

One of our key competitors is Zhejiang Jingning Nature Food Co. Ltd. (“Jingning”), also in Lishui. Founded in 1987, Jingning has a facility in Lishui that covers approximately 18,000 square meters and fixed assets worth more than RMB 1 billion. Jingning’s products have been awarded for quality and technology, and its brand has been recognized as a “Famous Brand of Lishui.”

Another competitor is Zhejiang Tianhe Food Co., Ltd. (“Tianhe”), which is also based in Lishui. Founded in 1979, Tianhe operates four facilities in Zhejiang for processing and packaging fresh and dried products, as well as a retail site in Shanghai. Tianhe offers a variety of specialty products, including in particular, fresh mushroom products. Tianhe’s operations include 9 acres of land, 16,000 square meters of production facilities and 4,000 square meters of refrigeration facilities.

Awards and Recognition

2002

•	Leading Enterprise for Processing Agricultural Products in Zhejiang Province
•	Elite Agricultural Leading Enterprise in Zhejiang Province

2004

•	Model Enterprise of Processing Agricultural Products in Zhejiang Province

2005

•	Key Leading Agricultural Enterprise in Zhejiang Province

2006

•	Famous Brand in Lishui City, Zhejiang Province

2010

•	Famous Trademark in Zhejiang Province (Forest)

2010 – 2011

•	Model Enterprise of Food Safety in Liandu Area, Lishui City, Zhejiang Province

2012

•	Zhejiang Exportation and Importation Enterprise of Quality and Integrity

2012 – 2013

•	Model Enterprise of Food Safety in Liandu Area, Lishui City, Zhejiang Province

2013

•	Famous Brand Products in Zhejiang (Forest shiitake and Mu Er)

2016

•	2016 Famous Brand Products in Zhejiang (Forasen)
•	2016 Famous Brand Products in Lishui

Business Development Efforts

Our business development efforts focus on developing e-commerce platforms, web-based products and applications of new technologies. We believe technological innovations will help our Company achieve its long-term strategic objectives.

We have 6 employees who participate in development. They provide technology support to the family farms in need, improve the technology used in our production, and help with the maintenance of our Farmmi Liangpin Mall. Over the past three years, we spent, in aggregate, RMB 300,000 on such development including employee salaries and travel expenses. We also spent RMB 76,600 for intellectual property and RMB 171,900 on software and website development, technical service and product design.

Our major business development projects include the following:

1.	internet technology development;
2.	internet product development; and
3.	processing technology and product development of edible fungi.

Intellectual Property

We rely on trademarks and service marks to protect our intellectual property and branding. As of April   , 2017, we hold over 70 registered trademarks about or related to “Farmmi”, “Farmmi Liangpin” and

“Forasen” in different applicable trademark categories in China. We also own three domain names: farmmi.com, farmmi.com.cn and farmmi88.com. These websites are not part of this prospectus.

Marketing Channels

We mainly market our products by attending trade fairs, such as The China Import and Export Fair, Anuga (originally short for Allgemeine Nahrungs- und Genussmittel-Ausstellung, a leading international food fair) and FOODEX JAPAN.

We have set up a WeChat official account called Farmmi Liangpin since the end of 2016. The WeChat official account is a cooperation and promotion service launched for famous persons, government, media and enterprises. provided by Tencent, a provider of Internet value added services in China. By introducing knowledge of edible fungi and Farmmi’s events, we use this official account to market Farmmi Liangpin Mall and our company.

For our Taobao on-line store, we use Zhitongche (meaning “through train”), a marketing service provided by Taobao. Under this paid search ranking system, sellers (advertisers) buy Zhitongche advertisement slots through a keyword bidding process. We only pay when users click on the displayed advertisement.

Governmental Support

Our local government has been supporting our development in different ways, including providing subsidies. The following chart is a summary of selected projects.

Year	Governmental Agency	Project	Subsidy Amount (RMB)
2014	Liandu District, Lishui City	Support the development of local economy and facilitate financing of enterprises	20,000
2104	Liandu District, Lishui City	Special fund of stable increase of foreign trade	25,000
2104	Liandu District, Lishui City	Attend Japan Food Fair	23,500
2015	Liandu District, Lishui City	Attend Japan Food Fair	27,000
2015	Liandu District, Lishui City	Attend French Food Fair	41,000
2015	Liandu District, Lishui City	Attend ANUGA	29,000
2015	Liandu District, Lishui City	Attend ANUGA	84,000

Community Involvement

Since our founding, we have been highly committed to community involvement, both through charitable endeavors and industry development. We believe the best approach to corporate social responsibility is through embedding elements of social responsibility in our business model. Our achievements and initiatives in the area of corporate social responsibility include the following:

Charitable Endeavors

We support and promote a number of charitable and socially responsible initiatives and programs in ways that we believe are in alignment with our core values and our mission. For example, on November 20, 2015, Forest Food donated RMB 100,000 to help the people affected by the landslides in Lidong Village, Yaxi Town, Lishui City.

Industry Development

By attending local and national industry associations, we take the responsibility of helping develop our industry. Below list shows some of our involvement with industry associations:

Association	Position	Activities
China Edible Fungi Industry Association	Member Entity	Attend various industry meetings such as the Sixth Member Representative General Meeting on October 28, 2015; share and communicate industry information, such as the M&A opportunities and operation of edible fungi industry.
Zhejiang Province Edible Fungi Industry Association	Vice Chair Entity	Attended meetings such as Zhejiang Edible Fungi Meeting and Zhejiang Edible Fungi Production and Sale Flourishing Meeting.
Zhejiang Province Lishui City Food Industry Association	Chair Entity	Organize events such as Lishui Food Industry Seminar and Lishui Food Fair.

Legal Proceedings

From time to time, we have been involved in litigation relating to contract disputes and other matters in the ordinary course of our business. See “Risk Factors — Risks Related to Our Business and Industry — We have guaranteed third parties’ debt, and a failure by such parties to repay their debts may be enforced against our company.” We are not currently a party to any material legal or administrative proceedings.

Regulations

We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations. Areas in which we are subject to laws, rules and regulations outside of the PRC include intellectual property, competition, taxation, anti-money laundering and anti-corruption.

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by MOFCOM, and the National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. For example, pursuant to the latest Catalog amended in March 2015, or the 2015 Catalog, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (except for e-commence).

Regulation Relating to Value-added Telecommunications Services

Licenses for Value-Added Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunications activities in China. The Telecommunications Regulations divide the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or VAT License, from the Ministry of Industry and Information Technology, or MIIT, or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, internet information services, also called internet content services, or ICP services, are deemed as a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Business, or the 2016 MIIT Catalog, which took effect on March 1, 2016. According to the 2016 MIIT Catalog, internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continues to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000, set forth more specific rules on the provision of ICP services. According to ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial internet content services within the PRC, and when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose. Operating our online platform is classified as commercial ICP services. We currently, through Nongyuan Network, our PRC VIE, hold an ICP license that is valid until August 14, 2021.

Foreign Investment in Value-Added Telecommunication Services

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and amended on September 10, 2008, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (i) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MIIT Circular 2006 and submit status reports to the MIIT before November 1, 2006; and (ii) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures. After the MOFCOM and NDRC amended the Catalog in March 2015, MIIT also issued the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business on June 19, 2015, which amended the relevant provision in FITE Regulations by allowing foreign investors to own more than 50% of the equity interest in an operator of e-commerce business. However, foreign investors continue to be prohibited from holding more than 50% of the equity interest in a provider of other category of value-added telecommunications services except for e-commerce.

To comply with the above mentioned foreign ownership restrictions, we operate our online platform in China through Nongyuan Network, which is owned by Mr. Zhengyu Wang, a PRC citizen, and is controlled by Suyuan Agricultural, our PRC subsidiary, through a series of contractual arrangements. Nongyuan Network is the holder of the domain names, trademarks and facilities necessary for daily operations of our online platform in compliance with the MIIT Circular 2006. Based on our PRC legal counsel’s understanding of the current PRC law, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

The Draft PRC Foreign Investment Law

On January 19, 2015, MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft Foreign Investment Law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The

MOFCOM, together with other relevant authorities, will determine a catalogue for special administrative measures, or the “negative list,” which will consist of a list of industry categories where foreign investments are strictly prohibited and a list of industry categories where foreign investments are subject to certain restrictions. Foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures, in contrast to the existing prior approval requirements, whereas foreign investments in the restricted industries must apply for approval from the foreign investment administration authority.

The draft Foreign Investment Law for the first time defines “foreign investor,” “foreign investment,” “Chinese investor” and “actual control.” A foreign investor is not only determined based on the place of its incorporation, but also on the conditions of the “actual control.” The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trust, will be treated as Foreign-invested enterprises, or FIEs, whereas foreign investment in China in the foreign investment restricted industries by a foreign investor may nonetheless apply for being, when approving market entry clearance by the foreign investment administration authority, treated as a PRC domestic investment if the foreign investor is determined by the foreign investment administration authority as being “controlled” by PRC entities and/or citizens. In this connection, “actual control” is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft Foreign Investment Law emphasizes the security review requirements, whereby all foreign investments concerning national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. In addition to the investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from this draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

Regulations Related to Intellectual Property Rights

The State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.

On March 1, 2009, the MIIT promulgated the Administrative Measures on Software Products, or the Software Measures, which replaced the original Administrative Measures on Software Measures promulgated by MIIT in October 2000, to regulate software products and promote the development of the software industry in China. Pursuant to the Software Measures, software products which are developed in China and registered with the local provincial government authorities in charge of the information industry and filed with MIIT may enjoy the relevant encouragement policies. Software developers or producers may sell or license their registered software products independently or through agents. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration.

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, or the SAIC, handles trademark registrations and grants a protection term of ten years to registered trademarks.

The MIIT amended its Administrative Measures on China Internet Domain Names in 2004. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

On June 29, 2007, the Standing Committee of the National People’s Congress, or SCNPC, adopted the Labor Contract Law, or LCL, which became effective as of January 1, 2008 and was revised in 2012. The LCL requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Pursuant to the LCL, employment contracts lawfully concluded prior to the implementation of the LCL and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the LCL but no written employment contract was concluded, a contract must be concluded within one month after the LCL’s implementation.

According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in the PRC, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance.

Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees.

Regulations Related to Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under this regulation, the Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated on June 20, 1996 by the People’s Bank of China, foreign-invested enterprises in China may purchase or remit foreign currency for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

In addition, the Notice of the General Affairs Department of SAFE on The Relevant Operation Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of

Foreign-invested Enterprises, or Circular 142, which was promulgated on August 29, 2008 by SAFE, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or Circular 36, on August 4, 2014. This circular suspends the application of Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC.

On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, lifted some foreign exchange restrictions under Circular 142, and annulled Circular 142 and Circular 36. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

On June 19, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 not only provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement, but also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party.

Circular 37

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, which replaced the former circular commonly known as Circular 75 promulgated by SAFE on October 21, 2005. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or Circular 13, which has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Dividend Distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Enterprise Income Tax

Prior to January 1, 2008, entities established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by PRC tax authorities were available to foreign-invested enterprises.

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were exempted from PRC enterprise income tax. However, such exemption was revoked by the Enterprise Income Tax Law and dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, the State Administration of Taxation promulgated the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties in October 2009, which stipulates that non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a “conduit company” from being considered as a “beneficial owner” and a “beneficial owner” analysis shall be conducted on a case-by-case basis following the “substance-over-the-form” principle.

Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a special purpose vehicle, or SPV, overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

Our Employees

As of April 5, 2017, we employed a total of 135 full-time and no part time employees in the following functions:

	Number of Employees
Department	April 5, 2017	September 30, 2016	September 30, 2015	September 30, 2014
Senior Management	5	5	4	4
Human Resource & Administration	5	5	3	2
Finance	8	8	3	3
Planting Base	10	10	7	3
Procurement	3	3	2	2
Production	77	77	78	67
Sales & Marketing	12	12	8	7
Quality Control	4	4	3	2
Farmmi Liangpin Mall	8	8	0	0
Business Development	3	3	2	1
Total	135	135	108	87

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. In the year ended September 30, 2016 and 2015, we contributed approximately $30,769 and $32,598 to the employee benefit plans and social insurance. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Over 90% of our employees at Forest Food and FLS Mushroom are female workers. We have bought life insurance for 42 workers of Forest Food’s factory.

Description of Property

We do not own any real property. We rent our two factories in Lishui from a related party, Forasen Group, for processing dried edible fungi and a floor in an office building in Hangzhou from an unrelated party. The factory at 888 Tianning Street has two floors. While we believe the rent we pay Forasen Group represents a fair market value, the terms were not negotiated at arm’s length because we did not have any independent directors at the time we entered the lease. The following is a list of our properties:

Lessee	Property	Land/ Building Use Term	Space (m2)		Ground Floor Area (m2)	Productive Capacity (ton)		Extent of Utilization	Products Produced
Forest Food and Farmmi Technology	No. 307, Tianning Industrial Area, Lishui City, Zhejiang Province	2009.10.20 – 2019.10.19	2,253.90	(1)	2,831.89	600		80%	Shiitake, Mu Er
Forest Food and FLS Mushroom	Fl 1, 888 Tianning Street, Lishui City, Zhejiang Province	2009.10.20 – 2019.10.19	936.84		16,701.5	200		30%	Shiitake, Mu Er
	Fl-1, 888 Tianning Street, Lishui City, Zhejiang Province		1,873.68	(2)	16,701.5	N/A	(3)	70%	N/A
Farmmi Enterprise, Suyuan Agricultural and Nongyuan Network	RM 1105, 1106, 1107, FL 11, Bld 1, 400 Jiang 2 Rd, Changhe Ave, Binjiang District, Hangzhou City, Zhejiang Province	2016.3.10 – 2018.3.9	260	(4)		N/A		90%	N/A

(1)	It includes storage area of 1,248.50 m2, factory of 519.10 m2, office area of 284.6 m2 and other area of 201.70m2.
(2)	The first floor includes storage area of 599.24 m2, factory of 256.00 m2, office area of 28.80 m2 and other area of 52.80 m2.
(3)	The floor -1 is mainly used as storage area.
(4)	It includes office area of 200.00 m2 and storage area of 60.00 m2.

Fixed assets at our properties consist of office equipment, buildings, structures, ancillary facilities, and equipment for processing and packaging our products.

None of our property is affected by any environmental issues that may affect our use of the property. At present, we do not have any material plans to construct, expand or improve our facilities.

Our Plants and Warehouse

We have two plants, both in Lishui City. The major plant is at No. 307, Tianning Industrial Area. We process and pack the edible fungi at this plant. Another plant is at No. 888 Tianning Street. It is mainly for filtering and selecting dried Mu Er. We estimate that this plant is operating at 80% capacity.

We have warehouses at No. 888 Tianning Street and No. 307 Tianning Industrial Area to store our edible fungi. Only 20% of the warehouse at No. 888 Tianning Street is being used, and 80% can be used for our future expansion.

Our Equipment

We have 5 production lines and various machines for filtering and packing mushrooms. Below is a list of our selected advanced equipment:

Equipment	Function
Mu Er cleaning production line	Clean Mu Er
Metal detector	Detect metal objects in production line
Vegetable dehydration machine	Dehydrate vegetables
Mushroom filter	Filter mushroom into different sizes
Moisture determination meter	Determine moisture content
Muffle furnace	Detect element content

Recent Capital Expenditures and Divestitures

The following table sets forth our principal capital expenditures and divestitures (including interests in other companies) for the years ended September 30, 2016 and 2015, as well as the months through February 28, 2017:

	Years ended September 30,		Through (unaudited) February 28, 2017
	2016	2015
Investments in building	$0	$0	0
Investments in machinery and production equipment	3,165	0	2,849
Investment in office equipment	2,828	3,740	0
Investment in automobiles	0	0	240
Total capital expenditures	$5,993	$3,740	3,089

All of these capital expenditures have been made at our facilities in Lishui city in Zhejiang province. These expenditures were funded by cash flow from operations. We made the following expenditures in the period from October 1, 2016 to February 28, 2017:

Through February 28, 2017 (unaudited)
Investments in building	$68,605
Investments in machinery and production equipment	85,934
Investment in office equipment	31,075
Investment in automobiles	17,337
Total capital expenditures	$202,951

In 2017, we expect to use capital expenditure primarily for construction of Farmmi Liangpin mall ($3,000,000) and supply purchases of Forest Food (RMB 17,000,000/$2,464,911) and FLS mushroom (RMB 137,000,000/$19,863,997). Specifically, we will continue to develop Farmmi Liangpin mall ($3,000,000), in order to expand our online sales.

We expect that our capital expenditures will increase in the future as our business continues to develop and expand. We plan to use the proceeds of this Offering to fund these capital expenditures, as described in more detail in “Use of Proceeds.” If we are unable to complete the Offering, we plan to fund these capital expenditures through our operating cash flow.

During the fiscal years ended September 30, 2016 and 2015, we did not have any divestitures (including interests in other companies), and none are currently in process.

Management

The following table provides information regarding our executive officers and directors as of April 17, 2017:

Name	Age	Position(s)
Yefang Zhang	50	Chief Executive Officer and Chairwoman of Board of Directors
Zhengyu Wang	48	Director
Jun Zhou	32	Chief Financial Officer
Yunhao Chen	40	Director (Independent)
Mengxia Shen	41	Director (Independent)
Kangbin Zheng	53	Director (Independent)

The business address of all such senior management and directors is No. 307, Tianning Industrial Area, Lishui, Zhejiang Province, People’s Republic of China 323000.

Yefang Zhang.  Ms. Zhang has been our Chairwoman and CEO since July 2015. Since 2013, Ms. Zhang has been a director of Tantech Holdings Ltd. (“Tantech”), a NASDAQ Capital Market listed company. She has served as the General Manager at Zhejiang Forest Food Co., Ltd. from May 2003. Ms. Zhang has also been the General Manager of Forasen Group since January 1998. From 1994 to 1997, she served as Vice General Manager of Lishui Jingning Huali Co., Ltd. which has been dissolved. From 1991 to 1994, she was a teacher at Wenzhou Wencheng Huangtan Middle School. Ms. Zhang has been managing the business operations of Forasen Group which she owns with her husband and our director, Mr. Zhengyu Wang. She earned her degree of junior college in Geography from Wenzhou Normal College in July 1991. Ms. Zhang has extensive knowledge and experience in company management and food industry. We have appointed Ms. Zhang to be a director due to her strong understanding of our industry and business. Ms. Zhang is the wife of our director, Mr. Wang.

Zhengyu Wang.  Mr. Wang has been our director since February 2017. Mr. Wang is a seasoned veteran in business and high-tech agricultural products. He became the CEO of Tantech in 2011 and its Chairman of the Board of Directors since 2013. He founded Zhejiang Tantech Bamboo Technology Co., Ltd. in October 2002 (then known as Lishui Zhonglin High Tech Co., Ltd.) and he has served as its General Manager, Chairman and CEO ever since. Since October 2015, Mr. Wang has served as one of the directors of the China Edible Fungus Association (“CEFA”), a nationwide professional organization focused on coordinating domestic edible fungus production and industry-specific information. Founded in 1987, CEFA has approximately 400 council members. From November 1998 until April 2003, he was General Manager of Lishui Forasen Food Co., Ltd. Prior to that, from 1994 to 1997, he served as General Manager of Lishui Jingning Huali, Co., Ltd. From 1990 to 1994, he served as a board member of the Lishui Farmer’s Economic Committee. In addition to his efforts with our Company, Mr. Wang also manages the business operations of Forasen Group which he owns with his wife and our director and CEO, Ms. Yefang Zhang. He earned his Bachelor’s Degree majored in Biochemistry and Microbiology from Hangzhou University (now called “Zhejiang University”) in Hangzhou, China in July 1990. Mr. Wang has been appointed as a director because he has significant experience in leading and advising our Company and understands our industry. Mr. Wang is the husband of our director, Ms. Zhang.

Yunhao Chen.  Ms. Chen has been our independent director since February 2017. Since July 2014, Ms. Chen has been the CFO of Eland Engineering Inc., a company in Florida for design and maintenance of transportation systems, where she directs and manages the company’s financial reporting and accounting functions. Ms. Chen also has academic experience. Ms. Chen is a visiting professor at Southern Medical University in the healthcare MBA program since 2011. From 2013 to 2014, Ms. Chen was a visiting assistant professor at University of Miami. From 2008 to 2013, Ms. Chen was an assistant professor at the Florida International University. Ms. Chen conducted analyses and research of SEC filings, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. Ms. Chen earned her Ph. D. in accounting in 2008 and her MBA in 2001 from University of Minnesota in 2008, and her Bachelor of Economics in 1997 from University of International Business and Economics in China. Ms. Chen has been appointed as a director and as the Chair of our Audit Committee because of her finance knowledge and experience in both industry and academia.

Mengxia Shen.  Ms. Shen has been our independent director since February 2017. Since March 2015, Ms. Shen is the China General Legal Counsel of The Chemours Chemical (Shanghai) Co., Ltd., a NYSE listed company. She supervises all corporate and commercial legal matters of the company in China. From September 2005 to February 2015, Ms. Shen was a senior legal counsel of DuPont China Holding Co., Ltd. From 2003 through 2005, Ms. Shen was an associate at the Shanghai office of Sidley Austin LLP. Ms. Shen was admitted to the New York State Bar in 2003 and was admitted to The People’s Republic of China Bar in 1999. Ms. Shen earned her bachelor of law in 1997 and master of law in 2000 from University of International Business and Economics in Beijing, China, and her LL.M. in 2002 from Brigham Young University. Ms. Shen has been appointed as a director because of her rich legal experience.

Kangbin Zheng.  Mr. Zheng has been our independent director since February 2017. Mr. Zheng has over 29 years of experience in structuring transactions and managing financial risks at the World Bank and Asian Development Bank. From September 2014, Mr. Zheng has been the director general for the financial service center of the China Chamber of Commerce for the private sector, where he provides financial advisory services to Chinese private-sector enterprises, investment funds and commercial banks. From January 2007 to June 2014, Mr. Zheng worked with Asian Development Experiences as the head of private sector operations for the PRC. From June 1986 to January 2007, Mr. Zheng worked with the World Bank on corporate strategy and resource management, risk management, investment projects and economic and policy work. Mr. Zheng has been a board member of Beijing Windbell Technology Co., Ltd., a public company listed on New OTC Market in China, since March 2015. Mr. Zheng earned his Ph.D. in economics from Georgetown University in 1992, his Master’s Degree in management science from Wuhan University in China in 1985, and his Bachelor’s Degree from Hubei University in 1982. Mr. Zheng has been appointed as a director because he has significant experience in economics.

Jun Zhou.  From January 2016, Mr. Zhou has been the Financial Controller of Nongyuan Network. Starting from May 2015, he has also been the Financial Controller of Forest Food. Mr. Zhou was the General Manager of the Financial Management Center of Hangzhou Forasen Technology Co., Ltd. from May 2013 to April 2015. In Forasen Group, Mr. Zhou is responsible for supervising our finance team, reviewing and approving financial and accounting transactions IPO financial regulation compliance. Before that, Mr. Zhou served as the Finance Manager of Zhejiang Ruiyang Technology Co., Ltd., an environmental protection industry investment business focused company, from June 2012 to April 2013. During his tenure, he was responsible for investment project management, department internal control and financial control system development. From February 2006 to May 2012, Mr. Zhou has been a Sales Accountant, Accountant Supervisor, Finance Manager, Senior Financial Manager of Hangzhou Jinjiang Group Co., Ltd., a company that centers its business on electric power generation by waste incineration, at which he was responsible for daily accounting and review, financial system setup and daily supervision. Mr. Zhou has passed all the courses of the certification of The Association of International Accountants in 2016. Mr. Zhou graduated from Financial Accounting major in Huainan Industrial College in Anhui in 2003. He also completed all courses in Accounting in Anhui Economic Management Cadre College in 2006. Mr. Zhou obtained a bachelor’s degree in management in Anhui University of Finance and Economics.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our Board of Directors. Our Chief Executive Officer and Chairwoman of our Board of Directors, Yefang Zhang, is married to one of our directors, Zhengyu Wang. Other than this relationship, there are no familial relationships among any of our executive officers or directors.

Board of Directors and Board Committees

Our Board of Directors currently consists of five (5) directors. We expect that all current directors will continue to serve after this offering. A majority of our Board of Directors (namely, Yunhao Chen, Mengxia Shen and Kangbin Zheng) are independent, as such term is defined by the Nasdaq Capital Market.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We plan to establish three standing committees under the board: the audit committee, the compensation committee and the nominating committee. Each committee will have three members, and each member will be independent, as such term is defined by The Nasdaq Capital Market. The audit committee will be responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the Board of Directors will review and make recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and will also administer and have authority to make grants under our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the Board of Directors will be responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee will consider diversity of opinion and experience when nominating directors.

The candidates of members of the audit committee, the compensation committee and the nominating committee are set forth below. All such members will qualify as independent under the rules of The Nasdaq Capital Market.

Director	Audit Committee	Compensation Committee	Nominating Committee
Yunhao Chen	(1)(2)(3)	(1)	(1)
Mengxia Shen	(1)	(1)	(1)(2)
Kangbin Zheng	(1)	(1)(2)	(1)

(1)	Committee member
(2)	Committee chair
(3)	Audit committee financial expert

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is considered a fiduciary of the company. Accordingly, directors owe fiduciary duties to their companies to act in accordance with the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duties to a third party. However, a company’s articles of association may permit a director to vote on a matter in which he or she has a personal interest if he or she has disclosed the nature of his or her interest to the board of directors. Our Articles of Association provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, and that he or she may not vote at any meeting on any resolution concerning an interested matter.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience that he or she actually possesses.

Interested Transactions

A director may vote, attend a board meeting or, presuming that the director is an officer and that it has been approved, sign a document on our behalf with respect to any contract or transaction in which he or she is interested. We require directors to promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our Board of Directors may determine or change from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board of Directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A majority of our Board of Directors is required to be independent. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Our Chief Executive Officer and Chairwoman of our Board of Directors, Yefang Zhang is married to one of our directors, Zhengyu Wang. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors will be entitled to receive such remuneration as our Board of Directors may determine or change from time to time for serving as directors and may receive incentive option grants from our company. In addition, each non-employee director is entitled to be repaid or prepaid all travel, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board of Directors or committees of our Board of Directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

Limitation of Director and Officer Liability

Under Cayman Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Cayman Islands law does not limit the extent to which a company’s Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

The decision of our Board of Directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We currently do not have a code of business conduct and ethics applicable to our directors, officers and employees. However, we intend to adopt one in the near future in connection with our application to list on the Nasdaq Capital Market.

Executive Compensation

We currently do not have a compensation committee approving our salary and benefit policies. Our Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the Board of Directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our Board of Directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The Board of Directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The Board of Directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2016 and 2015.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Yefang Zhang Chief Executive Officer	2016	48,616.50	—	1,505.60	50,122.10
	2015	12,681.50	—	1,505.60	14,187.10
Jun Zhou Chief Financial Officer	2016	37,750.00	—	1,297.80	39,047.80
	2015	12,835.60	—	432.60	13,268.20

(1)	No officer received a bonus in the years ended September 30, 2016 and 2015.
(2)	Consists of social security payments required under Chinese law. Although we also reimburse the referenced individuals for reasonable expenses, such reimbursements do not, in the aggregate, exceed $10,000 for any individual in any year presented and are not considered perquisites because they are integrally and directly related to the performance of such recipients’ jobs.

Employment Agreements

Each employee is required to enter into an employment agreement. Accordingly, all of our employees, including management, have executed their employment agreements. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. Our executive officers are subject to keep trade secrets confidential. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary social benefits required by the government, which are defined in the employment agreements, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Under Chinese law, we may terminate an employment agreement without penalty by providing the employee thirty days’ prior written notice or one month’s wages in lieu of notice if the employee is incompetent or remains incompetent after training or adjustment of the employee’s position in other limited cases. If we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Yefang Zhang

We entered into an employment agreement with our chief executive officer, Ms. Yefang Zhang, effective March 3, 2017. Under the terms of Ms. Zhang’s employment, Ms. Zhang is entitled to the following:

•	Base compensation of RMB 300,000 per year.
•	Reimbursement of reasonable expenses incurred by Ms. Zhang.

Ms. Zhang’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Jun Zhou

We entered into an employment agreement with our chief financial officer, Mr. Jun Zhou, effective March 7, 2017. Under the terms of Mr. Zhou’s employment, Mr. Zhou is entitled to the following:

•	Base compensation of RMB 240,000 per year.
•	Reimbursement of reasonable expenses incurred by Mr. Zhou.

Mr. Zhou’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

Director Compensation — Fiscal 2016

The following section presents information regarding the compensation paid during the fiscal year ended September 30, 2016 to members of our Board of Directors who are not also our employees (referred to herein as “Non-Employee Directors”). As of September 30, 2016, we had only one director, Ms. Yefang Zhang. Since September 30, 2016, we have appointed four additional such directors: Zhengyu Wang, Yunhao Chen, Mengxia Shen and Kangbin Zheng. None of such new directors received any compensation in fiscal 2016.

Non-Employee Directors

Historically, we have not paid our directors for acting as such, as they have consisted of our Chief Executive Officer and her spouse. Upon completion of this offering, we plan to pay our independent directors an annual cash retainer to be determined from time to time by our Board of Directors. We may also provide stock, option or other equity-based incentives to our directors for their services provided in such capacity. We also plan to reimburse our directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We did not have any Non-Employee Directors in fiscal years ended September 30, 2016 and 2015, and compensation for our employee directors is fully reflected in the above Summary Compensation Table.

Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions for the years ended September 30, 2016, 2015 and 2014, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

September 30, 2016
Name of Related Party	Relationship	Due from Related Party		Due to Related Party(2)	Sales to Related Party	Purchases from Related Party
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$2,239,875	(1)	$—	$1,012,789	$—
Forasen Holding Group Co., Ltd.	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	—		141,884	—	—
Yefang Zhang	Our CEO	—		6,310	—	—
Zhengyu Wang	Our CEO’s husband and our director	—		21,970	—	—
Total		$2,239,875		$170,164	$1,012,789	$—

(1)	The due from Forasen Group was loan unsecured, interest-free and due upon demand. The loan was provided as temporary working capital support for Forasen Group. The largest amount outstanding during the fiscal year ended September 30, 2016 was RMB 14,940,467 (approximately equivalent of $2,239,875). As of today, all of the due from Forasen Group has been collected.
(2)	The balance of due to related parties was interest-free and due upon demand. As of today, RMB 988,492 (approximately equivalent of $148,195) of the balance of due to related parties has been repaid.

September 30, 2016
Name of Related Party	Relationship	Due from Related Party		Due to Related Party(3)	Sales to Related Party	Purchases from Related Party
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$614,918	(1)	$—	$1,147,834	$—
Lishui Algold Trading Co.	Owned by Mr. Dexian Zhang, our CEO Ms. Yefang Zhang’s brother	174,783	(2)	—	—	—
Zhejiang Sendeli Export and Import Co., Ltd.	Used to be 100% owned by Forasen Group, indirectly owned by Mr. Zhengyu Wang, our director	—		—	—	542,222
Yefang Zhang	Our CEO	—		345,787	—	—
Zhengyu Wang	Our CEO’s husband and our director	—		157,200	—	—
Total		$789,701		$502,987	$1,147,834	$542,222

(1)	The due from Forasen Group was loan unsecured, interest-free and due upon demand. The loan was provided as temporary working capital support for Forasen Group. The largest amount outstanding during the fiscal year ended September 30, 2015 was RMB 3,911,694 (approximately equivalent of $614,918). As of today, the balance of due from Forasen Group has been fully collected.
(2)	The due from Lishui Algold Trading Co. was loan unsecured, interest-free and due upon demand. The loan was provided as temporary working capital support for Forasen Group. . The largest amount outstanding during the fiscal year ended September 30, 2015 was RMB 1,111,849 (approximately equivalent of $174,783). As of today, the balance of due from Lishui Algold Trading Co. has been fully collected.

(3)	The balance of due to related parties was interest-free and due upon demand. As of today, the balance of due to related parties has been fully repaid.

September 30, 2016
Name of related parties	Relationship	Due from Related Party		Due to Related Party(2)	Sales to Related Party	Purchases from Related Party
Forasen Group	Owned by Ms. Yefang Zhang, our CEO and her husband and our director, Mr. Zhengyu Wang	$—		$4,945,102	$1,034,857	$—
Lishui Algold Trading Co.	Owned by Mr. Dexian Zhang, our CEO Ms. Yefang Zhang’s brother	1,676,165	(1)	—	—	—
Zhejiang Sendeli Export and Import Co., Ltd.	Used to be 100% owned by Forasen Group, indirectly owned by Mr. Zhengyu Wang, our director	—		—	—	1,827,506
Yefang Zhang	Our CEO	—		201,623	—	—
Zhengyu Wang	Our CEO’s husband and our director	—		162,400	—	—
Total		$1,676,165		$5,309,126	$1,034,857	$1,827,506

(1)	The due from Lishui Algold Trading Co. was loan unsecured, interest-free and due upon demand. The loan was provided as temporary working capital support for Forasen Group. The largest amount outstanding during the fiscal year ended September 30, 2015 was RMB 10,321,213 (approximately equivalent of $1,676,165). As of today, the balance of due from Lishui Algold Trading Co. has been fully collected.
(2)	The balance of due to related parties was interest-free and due upon demand. As of today, the balance of due to related parties has been fully repaid.

In October 2009, Forest Food entered into a lease agreement with Forasen Group for leasing the factory buildings in 307 Tianning Industrial Area, and first basement and first floor of 888 Tianning Street, both in Lishui.

Principal Shareholders

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of April 17, 2017 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;
•	Each of our directors and named executive officers; and
•	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned before the offering are based on   Ordinary Shares outstanding as of April   , 2017. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April   , 2017 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Farmmi, Inc., No. 307, Tianning Industrial Area, Lishui, Zhejiang Province, People’s Republic of China 323000. As of the date of the Prospectus, we have one (1) shareholder of record, which is not located in the United States.

	Ordinary Shares beneficially owned prior to this offering(1)		Ordinary Shares beneficially owned after this offering
	Number	Percent	Number	Percent
Directors and Named Executive Officers:
Yefang Zhang(2)		100.0%		100%
Zhengyu Wang(2)		100.0%		100%
Jun Zhou	—	0.0%	—	0.0%
Yunhao Chen	—	0.0%	—	0.0%
Mengxia Shen	—	0.0%	—	0.0%
Kangbin Zheng	—	0.0%	—	0.0%
All directors and executive officers as a group (six (6) persons)		100.0%		100%
5% or greater Beneficial Owners:
FarmNet Limited(2)		100.0%		100%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.
(2)	FarmNet Limited holds one hundred percent of our issued and outstanding shares prior to commencement of this Offering. The sole shareholder of FarmNet Limited is Ms. Yefang Zhang, who is the Chief Executive Officer and Chairwoman of our company, and the spouse of Mr. Zhengyu Wang, a director of our company. By virtue of this relationship, Mr. Wang may be deemed to share beneficial ownership of the shares of our company held by FarmNet Limited with Ms. Zhang.

Description of Share Capital

We (Farmmi, Inc.) are a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our affairs are governed by our Memorandum and Articles of Association, the Companies Law (as revised) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law.

As of the date of this prospectus, we have authorized (i) 200,000,000 Ordinary Shares, of $0.001 par value per share, of which   are Ordinary Shares are issued and outstanding, and (ii) 5,000,000 shares of a par value of $0.001 per share. Upon the completion of this offering, we will have      Ordinary Shares and zero other shares issued and outstanding. All of our Ordinary Shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will consist of      Ordinary Shares with a par value of US $0.001 each and 5,000,000 others. Other than the initial issuance of Ordinary Shares in connection with formation of our Cayman Islands corporate structure, there has been no change in the amount of issued capital or the number and classes of shares which it composed during the last three years.

The following are summaries of the material provisions of our Memorandum and Articles of Association that will be in force at the time of the closing of this offering, insofar as they relate to the material terms of our Ordinary Shares. The following summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles of Association, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Options

Incentive Securities Pool

We intend to establish a pool for share options for our employees following the completion of this offering. This pool will contain options to purchase our Ordinary Shares equal to 10% of the number of Ordinary Shares outstanding at the conclusion of this offering. This pool will contain options to purchase      of our Ordinary Shares subject to outstanding share options or reserved for issuance under our share incentive plan. Subject to approval by the Compensation Committee of our Board of Directors, we may grant options in any percentage determined for a particular grant.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our Ordinary Shares on the date of grant. We expect to grant options under this pool to certain employees as of the closing of this offering. Any options granted as of the closing of this offering will have an exercise price per Ordinary Share equal to the offering price. We have not yet determined the recipients of any such grants.

Ordinary Shares

General

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. Our Memorandum and Articles of Association do not permit us to issue bearer shares.

At the completion of this offering, there will be      (assuming the sale of      newly issued Ordinary Shares) Ordinary Shares issued and outstanding held by at least 300 shareholders and beneficial owners which is the minimum requirement by The Nasdaq Capital Market. Shares sold in this offering will be delivered against payment from the escrow agent upon the closing of the offering in New York, New York, on or about           , 2017.

Listing

We plan to apply to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “FAMI.” We cannot guarantee that we will be successful in listing the Ordinary Shares; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is expected to be Island Capital Management, LLC, doing business as “Island Stock Transfer.”

Issuance of Shares

Our board of directors has general and unconditional authority to grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without further action by our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. We will not issue bearer shares.

Our board of directors, without shareholder approval, may issue preferred shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our Ordinary Shares. Subject to the directors’ duty of acting in our best interest, preferred shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the Ordinary Shares, and may adversely affect the voting and other rights of the holders of Ordinary Shares. Issuance of these preferred shares may dilute the voting power of holders of our Ordinary Shares.

Fiscal Year

Our fiscal year begins on October 1 of each year and ends on September 30 of the next calendar year.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may determine a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or installments then payable by such shareholder to us in respect of our Ordinary Shares must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per common share.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call annual general meetings; however, our Articles of Association provide that in each year we will hold an annual general meeting of shareholders at a time determined by our board of directors. For the annual general meeting of shareholders the agenda will include, among other things, the adoption of our annual accounts and the appropriation of our profits. In addition, the agenda for a general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, we may, but are not required to (unless required by the Law), in each year hold any other extraordinary general meeting.

The Companies Law of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of shareholders representing not less than [one-third] of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to receive notice of some particular meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website, in a Cayman Islands daily newspaper with national distribution and in any other manner that we may be required to follow in order to comply with Cayman Islands law, NASDAQ Capital Market and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders, which is currently seven (7) clear days.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of our issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of 95%). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our Articles of Association.

Our Articles of Association provide that the affirmative vote of no less than 95% of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our Articles of Association that relate to or have an impact upon the procedures regarding the election, appointment, removal of directors and size of the board.

Pursuant to our Articles of Association, the general meeting of shareholders is chaired by the chairman of our board of directors. If the chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting of shareholders within fifteen minutes after the time appointed for holding the meeting, the directors present may elect any one of them to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie the whole or any part of our assets and may, for such purpose, value any assets and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of a special resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Changes to Capital

Pursuant to our Articles of Association, we may from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting:

•	increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
•	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;
•	sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our Articles of Association; and
•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled, subject to the provisions of the Companies Law.

In addition, subject to the provisions of the Companies Law and our Articles of Association, we may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;
•	purchase our own shares (including any redeemable shares); and
•	make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Law, including out of our capital.

Transfer of Shares

Subject to any applicable restrictions set forth in our Articles of Association, any of our shareholders may transfer all or a portion of their Ordinary Shares by an instrument of transfer in the usual or common form or in the form prescribed by the NASDAQ Capital Market or in any other form which our board of directors may approve.

We have applied to have our Ordinary Shares listed on the NASDAQ Capital Market. If approved, our Ordinary Shares will be traded in book-entry form and may be transferred in accordance with Articles of Association and the rules and regulations of such exchange.

Our board of directors may, in its absolute discretion, refuse to register a transfer of any common share that is not a fully paid up share to a person of whom it does not approve, or any common share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any common share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any registered common share unless:

•	a fee of such maximum sum as the NASDAQ Capital Market may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof;
•	the instrument of transfer is in respect of only one class of shares;

•	the Ordinary Shares transferred are fully paid and free of any lien;
•	the instrument of transfer is lodged at the registered office or such other place (i.e., our transfer agent) at which the register of shareholders is kept in accordance with the accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; and
•	if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Share Repurchase

We are empowered by the Companies Law and our Articles of Association to purchase our own shares, subject to certain restrictions. Our board of directors may only exercise this power on our behalf, subject to the Companies Law, our Articles of Association and to any applicable requirements imposed from time to time by the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

Subject to the Companies Law, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of Ordinary Shares a shareholder holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

In addition, our board of directors may:

•	resolve to capitalize any undivided profits not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the our share premium account or capital redemption reserve;
•	appropriate the sum resolved to be capitalized to the shareholders who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those shareholders, or as they may direct, in those proportions, or partly in one way and partly in the other;
•	resolve that any shares so allotted to any shareholder in respect of a holding by him/her of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend;
•	make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under our Articles of Association in fractions; and
•	authorize any person to enter on behalf of all our shareholders concerned in an agreement with us providing for the allotment of them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such shareholders.

Appointment, Disqualification and Removal of Directors

We are managed by our board of directors, which will consist of a specified number of directors determined, from time to time, by a majority of the directors then in office. Our Articles of Association provide that, unless otherwise determined a special resolution of shareholders in a general meeting, the minimum number of directors will be four. There are no provisions relating to retirement of directors upon reaching any age limit. Our Articles of Association also provide that our board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

Our Articles of Association provide that persons standing for election as directors at a duly constituted annual general meeting with requisite quorum shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present in person or by proxy at the meeting. Each director shall be appointed and elected to a term expiring at the applicable annual shareholders meeting as set forth below or at such time as such director’ successor is appointed and elected.

Any vacancies on our board of directors arising other than upon the expiry of a Director’s term at an annual general meeting or additions to the existing board of directors can be filled only by the affirmative vote of a simple majority of the remaining directors holding office, although these directors constitute less than a quorum. Shareholders do not have the right to nominate, elect or remove directors, or to fill vacancies on our board of directors, other than upon the expiry of a director’s term at the relevant annual general meeting.

Upon the completion of the offering, our board of directors will have in place an audit committee. See “Management — Board Committee.”

Grounds for Removing a Director

A director will be removed from office if the director:

•	becomes prohibited by law from being a director;
•	becomes bankrupt or makes any arrangement or composition with his creditors generally;
•	dies, or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director;
•	resigns his office by notice to us; and
•	he has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the directors resolve that his/her office be vacated.

Replacement directors must be nominated by our board of directors. Shareholders do not have the right to remove directors.

Proceedings of the Board of Directors

Our Articles of Association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for the board meeting may be fixed by the board and, unless so fixed at another number, will be a majority of the board of directors then holding office and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, our board of directors may regulate their proceedings as they determine is appropriate.

Subject to the provisions of the Articles of Association, to any directions given by the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present in the meeting and the listing rules of the NASDAQ Capital Market, our board of directors may from time to time at its discretion exercise all powers of our company, including to raise capital or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and, subject to the Companies Law, issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our board of directors may determine from time to time whether our accounting records and books shall be open to the inspection of our shareholders not members of our board of directors. Notwithstanding the above, our Articles of Association provide our shareholders with the right to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Ordinary Shares offered in this offering will be held through     , and     , as nominee for     , will be recorded in our shareholders register as the holder of our Ordinary Shares.

Under Cayman Islands law, we must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•	an exempted company’s register of shareholders is not open to inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company need not issue par value, negotiable or bearer shares;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers.

Anti-Takeover Provisions in our Articles of Association

Some provisions of our Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;
•	limit the ability of shareholders to requisition and convene general meetings of shareholders;
•	limit the ability of our shareholders to elect and remove our directors, and to fill any vacancy on our board of directors; and
•	limit the ability of our shareholders to amend our Articles of Association.

However, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under our Articles of Association, for what they believe in good faith to be in the best interests of our company.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Notwithstanding U.S. securities laws and regulations applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against us, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control us, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Differences in Corporate Law

The Companies Law is modelled after similar laws in England and Wales but does not follow recent statutory enactments in England and Wales. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, we will normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on our behalf in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that the Company has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than our board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;
•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions with directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association, a director must disclose the nature and extent of his material interest in any contract or arrangement, and the interested director may not vote at any meeting on any resolution concerning the interested matter. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the disinterested directors present at the meeting, even if the disinterested directors constitute less than a quorum.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provides that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we entered into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. In addition, directors of a Cayman Islands company must not therefore place themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Our Articles of Association provides that a director must disclose the nature and extent of his material interest in any contract or arrangement, and such director may not vote at any meeting on any resolution concerning such interested matter.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he actually possesses.

A general notice may be given at a meeting of the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing be made with that company or firm; or (2) he is to be regarded as interested in any contract or arrangement which may after the date of the notice in writing to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the listing rules of the NASDAQ Capital Market, a director may not vote in respect of any contract or arrangement in which he or she is interested but may be counted in the quorum at the meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under our Articles of Association, our shareholders generally do not have the right to remove directors. A director will be removed from office automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the directors resolve that his/her office be vacated.

Transactions with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our Articles of Association, our company may be dissolved, liquidated or wound up by a shareholder resolution passed by a majority of at least two-thirds of the voting rights entitled to vote at a general meeting of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of no less than two-thirds of voting rights entitled to vote at a meeting of our shareholders.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally may only be amended by special resolution of no less than two-thirds of voting rights entitled to vote at a meeting of our shareholders and provisions related to the election, appointment and removal or the size of the board may only be amended by a special resolution of at least 95% of voting rights entitled to vote at a meeting of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and long-term held-to-maturity securities with maturities of greater than a year. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities that have declined in market value due to changes in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

We had no short-term investments and long-term held-to-maturity investments as of September 30, 2016.

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The RMB has depreciated against the U.S. dollar from 2014 through 2016, weakening from approximately RMB6.05:US$1 at the beginning of 2014 to approximately RMB6.94:US$1 at the end of 2016. This depreciation follows seven straight years of appreciation. In 2017, the RMB has fluctuated between less than RMB 6.8:US$1 to almost RMB7:US$1. The depreciation in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S., dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, all of our assets, liabilities, revenues and costs are denominated in RMB. However, we may generate revenues denominated in U.S. dollar, and our offering will be in U.S. dollar. Therefore, a portion of our cash and cash equivalents and short-term financial assets may be denominated in U.S. dollar in the future. Our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Commodity Risk

As a manufacturer of dried edible fungi products, our Company is exposed to the risk of an increase in the price of raw edible fungi and, as a result, dried edible fungi. We have not entered into any contract to hedge any specific commodity risk. Moreover, our Company does not purchase or trade on commodity instruments or positions; instead, it purchases commodities for use.

Shares Eligible for Future Sale

Before our initial public offering, there has not been a public market for our Ordinary Shares. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future.

The   Ordinary Shares that were neither offered and sold in our initial public offering nor registered in our concurrently registered resale registration statement, are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of Ordinary Shares then outstanding, which will equal shares immediately after our initial public offering, or
•	the average weekly trading volume of the Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the closing of this offering to register up to   of our Ordinary Shares subject to outstanding stock options or reserved for issuance under our stock incentive plan, such amount being equal to 10% of the number of Ordinary Shares issued and outstanding after the closing of the offering. This registration will permit the resale of these Ordinary Shares by nonaffiliates in the public market without restriction under the Securities Act. Ordinary Shares registered pursuant to the Form S-8 held by affiliates will be subject to Rule 144 volume limitations. As of the date of this Prospectus, we have not issued any options to purchase our Ordinary Shares.

Lock-up Agreements

We, our directors and executive officers and existing stockholders who own in the aggregate   Ordinary Shares, will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of twelve (12) months from the effective date of the registration statement of which this prospectus is a part, agree not to, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for shares of our Ordinary Shares owned or acquired on or prior to the closing date of this offering (including any shares of Ordinary Shares acquired after the closing date of this offering upon the conversion, exercise or exchange of such securities); (2) file or caused to be filed any registration statement relating to the offering of any shares of our capital stock; or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1), (2) or (3) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Summary of Shares Available for Future Sale

The following table summarizes the total shares potentially available for future sale.

Post-Offering

Shares	Date Available for Sale
Currently Outstanding Ordinary Shares Subject to Lock-Up Agreements: 10,000,000	After twelve (12) months from the date of effectiveness or commencement of sales of the public offering
Ordinary Shares in Incentive Securities Pool:	From vesting dates through expiration of grants
Shares Offered in this Offering:	After the date of this prospectus, these shares will be freely tradable.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Kaufman & Canoles, P.C., our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Deheng Law Offices, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Enterprise Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Our PRC subsidiaries and PRC consolidated VIE are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Farmmi, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its Board of Directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that Farmmi, Inc. meet all of the conditions above or are PRC resident enterprises for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares. See “Risk Factors — Risk Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and has a material adverse effect on our results of operations and the value of your investment.”

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Farmmi International. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Farmmi International may be able to benefit from the 5% withholding tax rate for the dividends it receives from Farmmi Enterprise and Farmmi Technology, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise. The SAT issued a SAT Circular 59 together with the MOF in April 2009 and a SAT Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Although it appears that SAT Circular 698 and/or SAT Bulletin 7 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and/or SAT Bulletin 7 and we and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and/or SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698 and/or SAT Bulletin 7.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Ordinary Shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark-to-market;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our voting shares;
•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or
•	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year ending   will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Enforceability of Civil Liabilities

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed C T Corporation System (The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801) as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States.

We have been advised by Deheng Law Offices, our PRC counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Deheng Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

Our Cayman Islands counsel has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Underwriting

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom ViewTrade Securities, Inc. is acting as the Representative and sole book-running manager, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of shares
ViewTrade Securities, Inc.
Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

We have agreed to pay the underwriters a cash fee equal to eight percent (8%) of the aggregate gross proceeds raised in this offering. We have also agreed to issue to the Representative a warrant to purchase that number of shares equal to an aggregate of ten percent (10%) of the shares sold in the offering, including the additional shares that the underwriters may purchase at their option. Such warrant will be non-exercisable for 180 days following the effective date of the registration statement of which this prospectus forms a part, shall have an exercise price equal to 120% of the public offering price, will provide for cashless exercise in certain circumstances and shall terminate three years after the effective date of the registration statement of which this prospectus forms a part. Such warrant will not be callable by the Company. If the cashless exercise provision of the Representative’s warrants is unavailable, for a period of three years after the effective date of the registration statement of which this prospectus forms a part, we will provide for unlimited “piggyback” registration rights with respect to the underlying shares. Such warrant will be subject to FINRA Rule 5110(g)(1) in that, except as otherwise permitted by FINRA rules, for a period of 180 days following the effective date of the registration statement of which this prospectus forms a part, the warrant shall not be (A) sold, transferred, assigned, pledged, or hypothecated, or (B) the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person except as permitted by FINRA Rule 5110(g)(2).

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus supplement, to purchase up to an additional      shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $    per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $     per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one and one-half percent (1.5%) of the gross proceeds received by us from the sale of the shares.

We have agreed to reimburse the Representative up to a maximum of $       for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). We have paid expense deposits of $70,000 to the Representative for advising and assisting us for preparation in becoming a public company in the U.S.; any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay expenses relating to the offering, including but not limited to (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all fees and expenses relating to the listing of the shares on the NASDAQ Capital Market; (iii) up to $150,000 of fees, expenses and disbursements relating to travel expenses, up to $50,000 of translation costs, and background checks of the Company’s officers and directors; (iv) all fees, expenses and disbursements relating to the registration or qualification of such Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of Representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares; (vii) stock transfer taxes, if any, payable upon the transfer of securities from us to the Representative; (viii) the fees and expenses of our accountants and the fees and expenses of the our legal counsel and other agents and representatives; and (ix) the costs associated with commemorative lucite tombstones in such quantities as the Representative may reasonably request, not to exceed $10,000.

We estimate that the total expenses of the offering payable by us, excluding the total placement discount, commissions and expense allowance will be approximately $    .

We plan to apply to list the shares offered hereby on the NASDAQ Capital Market under the symbol “FAMI”.

For a period of one year from the effective date of this prospectus, the Representative shall have the right to send a representative to observe each meeting of our Board of Directors; provided, that (i) such representative shall sign a Regulation FD compliant confidentiality agreement which is reasonably acceptable to the Representative and its counsel; (ii) upon written notice to the Representative, we may exclude such representative from meetings where, upon the written opinion of our counsel, such representative’s presence would compromise an attorney-client privilege.

We have agreed not to negotiate with any other broker-dealer or other person relating to a possible private and/or public offering of securities without the written consent of the Representative, provided that the Representative remains in good standing with FINRA and NASDAQ. In the event we do not complete this offering and enter into discussions regarding a letter of intent, or similar agreement, and/or effectuate a private and/or public offering of securities with another broker-dealer or any other person without the written permission of the Representative, prior to February 16, 2018, we shall be liable to the Representative for its actual accountable out-of-pocket expenses plus $150,000; provided, however, that such fees shall not apply if and to the extent the Representative has advised us of the Representative’s inability or unwillingness to proceed with this offering or if Representative’s engagement has been terminated for cause.

As a condition to the Representative’s participation in this offering, we have agreed to indemnify the representative in accordance with the indemnification provisions set forth in the underwriting agreement. At the closing of this offering, an amount equal to six hundred thousand dollars ($600,000) from the offering proceeds shall be placed into an account in the United States of America for indemnification purposes for a period of thirty months (30) months from the closing of this offering.

We, all of our executive officers and directors, and certain affiliates have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the Representative, offer, sell, contract to sell or otherwise dispose of or hedge shares or securities convertible into or exchangeable for shares, subject to certain exceptions. These restrictions will be in effect for a period of 180 days after the date of the closing of this offering.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, during the lock-up period, we will not be permitted, subject to certain exceptions, to file any registration statement relating to, and each of our executive officers, directors and the aforementioned shareholders have agreed not to make any demand for, or exercise any right relating to, the registration of any shares or any securities convertible into or exercisable or exchangeable for shares, without the prior written consent of the Representative.

Upon the declaration of effectiveness of the registration statement of which this prospectus is a part, we will enter into an underwriting agreement with the Representative. The terms of the underwriting agreement provide that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our auditors.

In order to facilitate the offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares in the open market to stabilize the price of our shares. These activities may raise or maintain the market price of our shares above independent market levels or prevent or retard a decline in the market price of our shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriting agreement provides for indemnification between the underwriters and us against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Commission, indemnification liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The Representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their affiliates may from time to time perform investment banking and advisory services for us and our affiliates in the ordinary course of business for which they may in the future receive customary fees and expenses.

Selling Restrictions

Foreign Regulatory Restrictions on Purchase of Shares Generally

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

In addition to the public offering of the shares in the United States, the underwriters may, subject to the applicable foreign laws, also offer the shares to certain institutions or accredited persons in certain countries.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Expenses Relating to this Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$		*
NASDAQ Capital Market Listing Fee		75,000
FINRA			*
Legal Fees and Expenses			*
Accounting Fees and Expenses		235,000	*
Printing and Engraving Expenses			*
Miscellaneous Expenses			*
Total Expenses	$		*

*	Estimated

In addition, we will pay our underwriter an aggregate underwriting fee equal to $     (    % of our aggregate offering) and a non-accountable expense allowance equal to $    (   % of our offering).

Legal Matters

Certain legal matters as to United States Federal law in connection with this offering will be passed upon for us by Kaufman & Canoles, P.C. The validity of the Ordinary Shares offered hereby and certain legal matters relating to the offering as to Cayman Islands law will be passed upon for us by Campbells. Certain legal matters as to PRC law will be passed upon for us by Deheng Law Offices. Kaufman & Canoles P. C. may rely upon Campbells with respect to matters governed by Cayman Islands law and Deheng Law Offices with respect to matters governed by PRC law. Ellenoff Grossman & Schole LLP is acting as counsel to the underwriter.

Experts

Friedman LLP, independent registered public accounting firm, has audited our consolidated financial statements for each of the years ended September 30, 2016 and 2015, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Friedman LLP’s report, given on their authority as experts in accounting and auditing.

The current address of Friedman LLP is 1700 Broadway, New York, New York 10019.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the Registrant. Nor was any such person connected with the Registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Disclosure of Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

Where You Can Find Additional Information

We will file with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public offering, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

FARMMI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2016 AND 2015

FARMMI, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Farmmi Inc.

We have audited the accompanying consolidated balance sheets of Farmmi, Inc. and subsidiaries (the “Company”) as of September 30, 2016 and 2015, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the two years in the period ended September 30, 2016. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2016 and 2015, and the consolidated results of income and cash flows for each of the two years in the period ended September 30, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP
New York, NY

May 5, 2017

Farmmi, Inc.

Consolidated Balance Sheets
(In US Dollars)

	September 30, 2016	September 30, 2015
Assets
Current Assets
Cash and cash equivalents	$47,241	$156,490
Accounts receivable – trade	5,254,562	5,560,223
Accounts receivable – related party	14,630	336,104
Inventory, net	1,473,425	1,816,570
Due from related parties	2,239,875	789,701
Advance to suppliers	3,716,616	35,304
Other current assets	307,235	314
Total current assets	13,053,584	8,694,706
Property, plant and equipment, net	56,759	72,626
Other Assets
Long-term prepaid expenses	24,712	25,912
Deferred tax assets-noncurrent	—	244,596
Total Assets	$13,135,055	$9,037,840
Liabilities and Equity
Current Liabilities
Short-term bank loans	$3,298,240	$3,772,800
Long-term bank loans – current portion	659,648	—
Accounts payable – trade	466,999	1,295,492
Accounts payable – related party	—	149,346
Due to related parties	170,164	502,987
Loans from third parties	—	954,680
Advance from customers	1,114,027	20,180
Other current liabilities	138,594	90,951
Total current liabilities	5,847,672	6,786,436
Long-term bank loans	—	691,680
Total Liabilities	5,847,672	7,478,116
Equity
Common stock, $0.001 par value, 205,000,000 shares authorized, 1 share issued and outstanding	—	—
Additional paid-in capital	5,033,080	2,843,296
Retained earnings (accumulated deficit)	733,007	(1,581,155)
Accumulated other comprehensive income	625,795	297,583
Total Stockholders' Equity	6,391,882	1,559,724
Non-controlling Interest	895,501	—
Total Equity	7,287,383	1,559,724
Total Liabilities and Equity	$13,135,055	$9,037,840

The accompanying notes are an integral part of these consolidated financial statements

Farmmi, Inc.

Consolidated Statements of Income and Comprehensive Income
(In US Dollars)

	For the Year Ended September 30,
	2016	2015
Revenues
Sales to third parties	$19,702,441	$10,257,665
Sales to related parties	1,012,789	1,147,834
Total revenue	20,715,230	11,405,499
Cost of revenues	17,371,416	9,685,553
Gross Profit	3,343,814	1,719,946
Operating expenses
Selling expenses	78,507	81,150
General and administrative expenses	395,854	306,715
Total operating expenses	474,361	387,865
Income from operations	2,869,453	1,332,081
Other income (expenses)
Interest income	475	446
Interest expense	(250,732)	(263,427)
Other expenses, net	(39,739)	(8,937)
Total other expense	(289,996)	(271,918)
Income before income taxes	2,579,457	1,060,163
Provision for income taxes	269,367	299,313
Net income	2,310,090	760,850
Less: net loss attributable to non-controlling interest	(4,072)	—
Net income attributable to Farmmi, Inc.	$2,314,162	$760,850
Comprehensive income
Net income	2,310,090	760,850
Other comprehensive loss: foreign currency translation gains (losses)	312,371	(50,655)
Total comprehensive income	2,622,461	710,195
Comprehensive income attributable to non-controlling interest	19,913	—
Comprehensive income attributable to Farmmi, Inc.	$2,642,374	$710,195
Weighted average number of shares basic and diluted	1	1
Basic and diluted earnings per common share	$2,314,162	$760,850

The accompanying notes are an integral part of these consolidated financial statements

Farmmi, Inc.

Consolidated Statements of Changes in Equity
For the Years Ended September 30, 2016 and 2015
(In US Dollars)

	Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income	Retained earnings Accumulated Deficit	Total Stockholders' Equity	Non-Controlling Interest	Total Equity
	Shares	Amount
Balance at September 30, 2014	1	$—	$2,843,296	$348,238	$(2,342,005)	$849,529	$—	$849,529
Foreign currency translation losses	—	—	—	(50,655)	—	(50,655)	—	(50,655)
Net income for the year	—	—	—	—	760,850	760,850	—	760,850
Balance at September 30, 2015	1	$—	$2,843,296	$297,583	$(1,581,155)	$1,559,724	$—	$1,559,724
Capital contribution	—	—	2,189,784	—	—	2,189,784	915,414	3,105,198
Foreign currency translation gains (losses)	—	—	—	328,212	—	328,212	(15,841)	312,371
Net income for the year	—	—	—	—	2,314,162	2,314,162	(4,072)	2,310,090
Balance at September 30, 2016	1	$—	$5,033,080	$625,795	$733,007	$6,391,882	$895,501	$7,287,383

The accompanying notes are an integral part of these consolidated financial statements

Farmmi, Inc.

Consolidated Statements of Cash Flows
(In US Dollars)

	For the Years Ended September 30,
	2016	2015
Cash flows from operating activities
Net income	$2,310,090	$760,850
Adjustments to reconcile net income to net cash used in operating activities:
Changes in allowances – accounts receivable	(19,019)	20,147
Changes in allowances – deferred tax assets	163,056	20,157
Changes in allowances – inventories	(57,095)	—
Depreciation	18,891	20,530
Deferred income taxes	75,192	260,529
Changes in operating assets and liabilities:
Accounts receivable	380,651	(2,342,707)
Inventory	321,642	(529,992)
Other current assets	(4,075,046)	6,480
Prepaid expenses	—	7,461
Accounts payable	(930,372)	1,070,675
Advance from customers	1,118,150	—
Other current liabilities	(298)	5,415
Taxes payable	53,259	(28,595)
Net cash used in operating activities	(640,899)	(729,050)
Cash flows from investing activities
Additions to property, plant and equipment	(6,120)	(7,048)
Loans to related parties	(1,518,479)	1,897,362
Collection from loan to third parties	—	1,602,282
Net cash provided by (used in) investing activities	(1,524,599)	3,492,596
Cash flows from financing activities
Proceeds from capital contribution	3,154,239	—
Borrowings (Repayments) of loans from third party	(929,902)	214,863
Borrowings from bank loans	3,674,880	4,606,480
Repayments of bank loans	(3,981,120)	(2,676,300)
Borrowings (Repayments) of loans from related parties	143,223	(4,783,602)
Net cash provided by (used in) financing activities	2,061,320	(2,638,559)
Effect of exchange rate changes on cash and cash equivalents	(5,071)	(5,022)
Net increase (decrease) in cash and cash equivalents	(109,249)	119,965
Cash and cash equivalents, beginning of year	156,490	36,525
Cash and cash equivalents, end of year	$47,241	$156,490
Supplemental disclosure information:
Income taxes paid	$31,119	$19,601
Interest paid	$248,815	$261,547

The accompanying notes are an integral part of these consolidated financial statements

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business

Farmmi, Inc. (“Farmmi”) is a holding company incorporated under the laws of the Cayman Islands on July 28, 2015. Ms. Yefang Zhang, Chief Executive Officer (“CEO”), and Mr. Zhengyu Wang, the Chairman of the Board of the Company, are the ultimate shareholders of the Company (“Controlling Shareholders”).

Reorganization

The Reorganization of the legal structure was completed on November 24, 2016. The Reorganization involved the incorporation of Farmmi, a Cayman Islands holding company, Farmmi International Limited (“Farmmi International”), a Hong Kong company; the incorporation of Hanzhou Suyuan Agriculture Technology Co., Ltd. (“Suyuan Agriculture”), a holding company established under the laws of the People’s Republic of China (“China” or the “PRC”); and the incorporation of Farmmi (Hangzhou) Enterprise Management Co., Ltd. (“Farmmi Enterprise”) and Lishui Farmmi Technology Co., Ltd. (“Farmmi Technology”), two new wholly foreign-owned entities (“WFOE”) formed by Farmmi International under the laws of China; and the equity transfer of Suyuan Agriculture, Zhejiang Forest Food Co., Ltd. (“Forest Food”) and Zhejiang FLS Mushroom Co., Ltd. (“FLS Mushroom”) (collectively, the “Transferred Entities”) from the controlling shareholders.

On July 5, 2016 and August 10, 2016, the controlling shareholders transferred all of their equity interests in Suyuan Agricultural to Farmmi Enterprise and Farmmi Technology with each owning 50% of Suyuan Agriculture. On November 24, 2016, the controlling shareholder of Forest Food transferred 96.15% of the interest in Forest Food to Suyuan Agricultural. On October 24, 2016, the controlling shareholder of FLS Mushroom transferred 100% of the interest in FLS Mushroom to Suyuan Agricultural. After the reorganization, Farmmi, the ultimate holding company, owns 100% equity interest of Suyuan Agricultural and FLS Mushroom, and 96.15% equity interest of Forest Food. The remaining 3.85% equity interest of Forest Food is owned by the National Trust Limited.

On September 18, 2016, Suyuan Agricultural entered into a series of contractual agreements with the owner of Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network”), a company incorporated on December 8, 2015, that focuses on development of network marketing and provides a network platform for sales of agriculture products. These agreements include an Executive Business Cooperation Agreement; Timely Reporting Agreements; Equity Interest Pledge Agreement and Executive Option Agreements. Pursuant to these agreements, Suyuan Agricultural has the exclusive rights to provide to Nongyuan Network consulting services related to business operation and management. All the above contractual agreements obligate Suyuan Agriculture to absorb a majority of the risk of loss from Nongyuan Network’s activities and entitle Suyuan Agriculture to receive a majority of their residual returns. In essence, Suyuan Agriculture has gained effective control over Nongyuan Network. Therefore, the Company believes that Nongyuan Network should be considered as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Accordingly, the accounts of this entity are consolidated with those of Suyuan Agriculture.

Since Farmmi and its subsidiaries are effectively controlled by the same Controlling Shareholders before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and nature of business  – (continued)

Upon the reorganization, Farmmi has subsidiaries in countries and jurisdictions including PRC, Hong Kong and Cayman Islands. Details of the subsidiaries of Farmmi are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Farmmi	July 28, 2015	Cayman	Parent, 100	Holding Company
Farmmi International	August 20, 2015	Hong Kong	100	Holding Company
Farmmi Enterprise	May 23, 2016	Zhejiang, China	100	Holding Company
Farmmi Technology	June 6, 2016	Zhejiang, China	100	Holding Company
Suyuan Agricultural	December 8, 2015	Zhejiang, China	100	Holding Company
Forest Food	May 8, 2003	Zhejiang, China	96.15	Planting, drying, further processing and distribution edible fungus
FLS Mushroom	March 25, 2011	Zhejiang, China	100	Light processing and distribution of dried mushrooms
Nongyuan Network	July 7, 2016	Zhejiang, China	0 (VIE)	Trading

Farmmi, Farmmi International, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, Forest Food, FLS Mushroom and Nongyuan Network (herein collectively referred to as the “Company”) are engaged in planting, processing and distributing dried mushrooms and edible tree fungus. Approximately 87% of the Company’s products are sold in China and the remaining 13% international, including USA, Japan, Canada, Europe and Israel.

Note 2 — Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

The consolidated financial statements of the Company reflect the principal activities of Farmmi, Farmmi international, Farmmi Enterprise, Farmmi Technology, Suyuan Agriculture, and Suyuan Agriculture’s main operation subsidiaries, Forest Food and FLS Mushroom, and the VIE of Suyuan Agriculture, Nongyuan Network. All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowances pertaining to the allowance for doubtful accounts and advances to suppliers; the valuation of inventories; and the valuation of deferred tax assets.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies  – (continued)

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or market. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to Suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Company.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Machinery and equipment	5 – 10 years
Transportation equipment	4 years
Office equipment	3 – 5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Revenue Recognition

The Company recognizes revenues under FASB Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria are generally satisfied by the Company at the time of delivery for sales, which is the point when risk of loss and title passes to the customer.

The delivery of goods either occurs when (a) goods leave the Company’s warehouse or production facilities or (b) goods are delivered and accepted by customer, usually at a location outside the Company.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies  – (continued)

In the event the Company receives an advance from a customer, such advances are recorded as a liability to the Company. The Company reduces the liability and recognizes revenue after the delivery of goods occurs.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Cost of revenues also includes the cost of raw materials and utility purchased from related parties. Write-down of inventory for lower of cost or market adjustments is also recorded in cost of revenues.

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, due from related parties, advances to suppliers, accounts payable, due to related parties, accrued expenses and short term bank loans approximates their recorded values due to their short-term maturities.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. All of the Company’s cash is maintained with banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay are dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholder’s equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies  – (continued)

in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholder’s equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of September 30, 2016 and September 30, 2015 were RMB1 for $0.1499 and $0.1572, respectively. The average exchange rates for the years ended September 30, 2016 and 2015 were RMB1 for $0.1531 and $0.1622, respectively.

Shipping and Handling

All shipping and handling costs are expensed as incurred and included in selling expenses. Total shipping and handling expenses were $57,621 and $53,811 for the years ended September 30, 2016 and 2015, respectively.

Value Added Tax

The Company is generally subject to VAT for selling merchandise, except for FLS Mushroom. The applicable VAT rate is 13% or 17% (depending on the type of goods involved) for products sold in the PRC. Pursuant to approval issued by the State Administration of Taxation, FLS Mushroom’s major operation can be classified as agriculture products and its revenue is exempt from VAT. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Income Taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended September 30, 2016 and 2015. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies  – (continued)

tax disclosures. There were no material uncertain tax positions as of September 30, 2016 and 2015. All tax returns since the Company’s inception are subject to examination by tax authorities.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4)Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies  – (continued)

amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

Note 3 — Accounts receivable

Accounts receivable consisted of the following:

	September 30, 2016	September 30, 2015
Accounts receivable – trade	$5,254,562	$5,579,749
Accounts receivable – related party	14,630	336,104
Allowance for doubtful accounts	—	(19,526)
Accounts receivable, net	$5,269,192	$5,896,327

Most of the accounts receivable balances as of September 30, 2016 had been collected by January 1, 2017. No allowance for doubtful accounts was recorded for year ended September 30, 2016.

Note 4 — Inventory

Inventory consisted of the following:

	September 30, 2016	September 30, 2015
Raw materials	$1,458,229	$1,849,905
Packaging materials	14,157	24,192
Work in process	1,039	1,089
Subtotal	1,473,425	1,875,186
Inventory reserve	—	(58,616)
Total	$1,473,425	$1,816,570

Inventory includes raw materials, packaging materials and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

Note 5 — Property, plant and equipment, net

Property, plant and equipment, stated at cost less accumulated depreciation, consisted of the following:

	September 30, 2016	September 30, 2015
Office equipment	$31,898	$30,482
Vehicles	17,935	18,806
Machinery and equipment	88,894	89,892
Leasehold improvements Subtotal	70,967	74,414
	209,694	213,594
Accumulated depreciation	(152,935)	(140,968)
Total	$56,759	$72,626

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Property, plant and equipment, net  – (continued)

Depreciation expense was $18,891 and $20,530 for the years ended September 30, 2016 and 2015, respectively.

Note 6 — Advance to suppliers

Advances to suppliers represent prepayments made to ensure continuous high quality supply and favorable purchase prices. As of September 30, 2106 and 2015, the Company had $3,716,616 and $35,304, respectively, of advance payments made to suppliers for purchasing dried mushrooms and edible tree fungus.

On April 1, 2016, the Company entered into two supply agreements, separately, with Jingning Liannong Trading Co., Ltd (“JLT”) and Qingyuan Nongbang Mushroom Industry Co., Ltd (“QNMI”). The Company is guaranteed to receive steady supplies from JLT and QNMI with a portion of the total purchase amount being prepaid to these two suppliers. As of September 30, 2016, total prepayments made to these two suppliers amounted to $3,664,897 and all goods related to these prepayments have been delivered and received prior to March 31, 2017. In addition, the Company continually made prepayments to ensure its supplies. As of March 31, 2017, the Company had outstanding advance payments of approximately $5.2 million.

Note 7 — Short-term bank loans

Short-term bank loans consist of the following:

	September 30, 2016	September 30, 2015
Bank of China (Lishui Branch):
Effective interest rate at 5.66% per annum, due on August 30, 2017(1)	$299,840	$—
Effective interest rate at 5.57% per annum, due on February 1, 2017(2)	1,499,200	—
Effective interest rate at 4.57% per annum, due on October 20, 2016(3)	1,499,200	—
Effective interest rate at 5.64% per annum, due on April 29, 2016(3)	—	1,886,400
Effective interest rate at 5.15% per annum, due on February 9, 2016(5)	—	1,100,400
Effective interest rate at 5.15% per annum, due on February 4, 2016(6)	—	786,000
Total	$3,298,240	$3,772,800

(1)	On August 31, 2016, the Forest Food, a subsidiary of the Company, entered into a loan agreement with Bank of China (Lishui Branch) to borrow RMB 2 million (equivalent of $299,840) as working capital for one year with due date on August 30, 2017 at annual effective interest rate of 5.66%. The loan was secured by the real property and land use right owned by Forasen Group Co., a related party. The loan was also guaranteed by Zhejiang Lishui Xinyite Automation Technology Co., Ltd., and Zhejiang MeiFeng Tea Industry co., Ltd, two unrelated parties, as well as two principal officers of the Company.
(2)	On February 4, 2016, Forest Food entered into a loan agreement with Bank of China (Lishui Branch) to borrow RMB 10 million (equivalent of $1,499,200) as working capital for one year with due date on February 1, 2017 at annual effective interest rate of 5.57%. The loan was secured by the real property and land use right owned by Forasen Group Co., a related party. The loan was also guaranteed by Zhejiang Lishui Xinyite Automation Technology Co., Ltd., an unrelated party, as well as two principal officers of the Company. The loan was renewed on January 11, 2017 for additional six months with a new effective annual interest rate of 5.67% until June 10, 2017.
(3)	On April 30, 2015, FLS Mushroom, another subsidiary of the Company, entered into a loan agreement with Bank of China, Lishui Branch to borrow a total of RMB 12 million (equivalent of $1,886,400) at an annual effective interest rate of 5.64% for one year due on April 29, 2016. The main purpose of this loan was to borrow the funds on behalf of Forasen Group Co., Ltd. (“Forasen Group”), its related party, to

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Short-term bank loans  – (continued)

pay off the balance of the defaulted bank loan guaranteed by Forasen Group (refer to Note 9 for details). This loan was guaranteed by Forasen Group Co., Ltd., a related party, and Zhejiang Feiyan Down and Feather Products Co., Ltd., an unrelated party and two principal officers of the Company. FLS Mushroom repaid a portion of the loan in the amount of RMB 2 million in December 2015 using the fund paid back by Forasen Group. The remaining RMB 10 million (approximately $1,499,200) loan was renewed on April 21, 2016 for additional six months at a new effective annual interest rate of 4.57% with a new due date of October 20, 2016. As of date of this report, FLS Mushroom repaid another RMB 5 million of principal balance using the funds paid back by Forasen Group. The remaining balance of RMB 5 million is expected to be repaid by September 30, 2017.
(4)	On August 10, 2015, Forest Food entered into a loan agreement with Bank of China, Lishui Branch to borrow RMB 7 million (equivalent of $1,100,400) as working capital for one year with due date on February 9, 2016 at an annual effective interest rate of 5.15%. The loan was guaranteed by Forasen Group Co., Ltd., a related party, and Zhejiang Lishui Xinyite Automation Technology Co., Ltd., an unrelated party as well as two principal officers of the Company. The loan was repaid on February 4, 2016.
(5)	On August 5, 2015, Forest Food entered into a loan agreement with Bank of China, Lishui Branch to borrow RMB 5 million (equivalent of $786,000) as working capital for one year with due date on February 4, 2016 at an annual effective interest rate of 5.15%. The loan was guaranteed by Forasen Group Co., Ltd., a related party, and Zhejiang Lishui Xinyite Automation Technology Co., Ltd., an unrelated party as well as two principal officers of the Company. The loan was fully repaid upon maturity

Note 8 — Long-term bank loan

On July 2, 2015, the Company entered into a loan agreement with Jianxin Bank of Lishui to borrow RMB 4.4 million (equivalent of $659,648) for working capital needs. The loan matures on July 2, 2017 with an annual effectiveinterest rate of 9.6%. The principle is due in full on the maturity date. The loan is guaranteed by Zhejiang Lishui Xinyite Automation Technology Co., Ltd., an unrelated party as well as two principal officers of the Company.

Note 9 — Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Forasen Group Co., Ltd. (“Forasen Group”)	Owned by the Chairman of Board of Directors	Working capital loan; Sales
Forasen Holding Group Co., Ltd.	Owned by the Chairman of Board of Directors	Loan
Yefang Zhang	Chief Executive Officer (“CEO”)	Loan
Zhengyu Wang	Chairman of Board of Directors	Loan
Zhejiang Sendeli Export and Import Co., Ltd.	100% owned by Forasen Group, indirectly owned by the Chairman of Board of Directors	Working capital loan; Purchase
Lishui Algold Trading Co.	Owned by the brother of the Company’s CEO, Ms. Yefang	Working capital loan; Purchase

Due from related parties consisted of the following:

	September 30, 2016	September 30, 2015
Forasen Group Co., Ltd.	$2,239,875	$614,918
Lishui Algold Trading Co.	—	174,783
Total	$2,239,875	$789,701

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Related party transactions  – (continued)

On April 30, 2015, FLS Mushroom, a subsidiary of the Company, initiated a loan of RMB 12 million (equivalent of $1,886,400) from Bank of China, Lishui Branch and subsequently re-loaned the same amount to Forasen Group. Forasen Group used the funds to pay off the majority of the principal balance of another loan in the total amount of RMB 15 million (approximately $2,249,910), which was originally borrowed by Feiyan Down Products Co., Ltd. (“Feiyan”) from Bank of China in 2014 and co-guaranteed by Forasen Group. Feiyan defaulted on the loan and Forasen Group was forced to repay the loan on behalf of Feiyan in accordance with the guaranty agreement signed.

Forasen Group had subsequently paid back a total of RMB 7 million related to this loan. RMB 5 Million related to this loan is still owed by Forasen Group.

The Company also periodically loans funds to its related parties for business purposes. The balance due from related parties is interest-free, due upon demand and considered fully collectible.

Due to related parties consisted of the following:

	September 30, 2016	September 30, 2015
Yefang Zhang	$6,310	$345,787
Zhengyu Wang	21,970	157,200
Forasen Holding Group Co., Ltd.	141,884	—
Total	$170,164	$502,987

The balance due to related parties is interest-free and due upon demand. As of February 28, 2017, the balances due to related parties have been fully repaid.

Sales to related party

The Company periodically sells merchandise to its affiliates during the ordinary course of business. For the years ended September 30, 2016 and 2015, the Company recorded sales to Forasen Group Co., Ltd., a related party, of $1,012,789 and $1,147,834, respectively.

Purchases from related party

For the year ended September 30, 2015, the Company purchased materials in the amount of $542,222 from Zhejiang Sendeli Export and Import Co., Ltd., a related party. There were no related party purchases for the year ended September 30, 2016.

Operating lease from related party

In October 2009, the Company entered into a lease agreement with Forasen Group Co., Ltd for leasing the factory building. The lease term is 10 years with monthly rent of RMB 224,000 (equivalent of $34,299).

Note 10 — Stockholder’s Equity

Capital contribution

On January 22, 2016, the Board of Directors of the Company entered into a resolution to increase the registered capital of Forest Food from RMB 5,000,000 (USD 603,500) to RMB 17,600,000 (USD 2,124,320). On February 29, 2016, the Board of Directors of the Company approved a new investment from National Trust Co., Ltd. (the “Investor”), pursuant to which, the Investor agreed to invest RMB 5,999,784 (USD 915,414) into the Company, of which RMB 704,200 (USD 107,461) was counted toward the registered capital. After these equity changes, National Trust Co., Ltd. owns a minority interest of 3.85% in Forest Food.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Stockholder’s Equity  – (continued)

Non-controlling interest

The Company’s non-controlling interest consists of the following:

	September 30, 2016	September 30, 2015
Original paid-in capital	$107,461	$—
Additional paid-in capital	807,953	—
Foreign currency translation loss attributed to non-controlling interest	(15,841)	—
Net loss attributed to non-controlling interest	(4,072)	—
Total non-controlling interest	$895,501	$—

Note 11 — Taxes

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Farmmi is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Farmmi International is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, entity is not subject to income tax if no revenue is generated in Hong Kong.

Forest Food, FLS Mushroom, Suyuan Agricultural, Nongyuan Network, Farmmi Enterprise and Farmmi Technology are registered in the PRC and are all subject to corporate income tax at a statutory rate of 25% on net income reported after certain tax adjustments. Forest Food and FLS Mushroom are entities with primary operating activities. Suyuan Agriculture, Farmmi Enterprise and Farmmi Technology are holding companies with no activities. Nongyuan Network is a newly formed entity and has not generated any income.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT is typically governed by the local tax authority in China. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. In April 2016, FLS Mushroom received a temporary income tax break from the local tax authority of Lishui City. A total net income of RMB7.8 million (approximately $1.2 million) was exempt from income tax for the year ended September 30, 2016.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended September 30, 2016 and 2015:

	For the years ended September 30,
	2016	2015
Statutory PRC income tax rate	25%	25%
Effect of income tax exemption on certain income	(21%)	—
Permanent difference	—	1%
Changes of deferred tax assets valuation allowances	6%	2%
Total	10%	28%

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Taxes  – (continued)

The provision for income tax consists of the following:

	For the years ended September 30,
	2016	2015
Current	$31,119	$38,413
Deferred	238,248	260,900
Total	$269,367	$299,313

Components of deferred tax assets are as follows:

	For the years ended September 30,
	2016	2015
Net operating loss carryforwards	159,649	244,596
Allowance for doubtful accounts	—	4,882
Inventory reserve	—	14,654
Valuation allowance	(159,649)	(19,536)
Total	$—	$244,596

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Our operations in Forest Food and FLS Mushroom had a cumulative net operating loss of approximately $639,000, and $978,000, respectively, as of September 30, 2016 and 2015, which may be available to reduce future taxable income. Our deferred tax assets were primarily the result of these net operating losses.

As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, a full valuation allowance of $159,649 was recorded against our gross deferred tax asset balance at December 31, 2016. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that this portion of the net operating loss carryforward will be disallowed to offset future taxable income on Forest Food’s tax returns during our most recent tax examination findings.

Note 12 — Concentration of major customers and suppliers

For the years ended September 30, 2016, one major customer accounted for approximately 80% of the Company’s total sales. For the years ended September 30, 2015, three major customers accounted for approximately 50%, 20% and 10% of the Company’s total sales, respectively. Forasen Group, a related party of the Company, was the second largest customer and third largest customer of the Company for the years ended September 30, 2016 and 2015, respectively. Sales to Forasen Group counted 5% and 10% of the total sales for the years ended September 30, 2016 and 2015, respectively. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of September 30, 2016, two customers accounted for approximately 77% and 20% of the Company’s accounts receivable balance, respectively. As of September 30, 2015, two customers accounted for approximately 87% and 13% of the Company’s accounts receivable balance, respectively.

For the year ended September 30, 2016, two major suppliers accounted for approximately 57% and 30% of the total purchases, respectively. For the year ended September 30, 2015, two major suppliers accounted for approximately 16% and 5% of the total purchases, respectively.

FARMMI, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Commitment and contingency

On September 10, 2015, FLS Mushroom filed a lawsuit against Feiyan Down Products Co., Ltd. (“Feiyan”) and associated parties seeking the repayment of a loan with principal balance of RMB 15,000,000 (Approximately $2,249,910) in connection with a guarantee agreement signed by Forasen Group (see Note 9 and Note 7(3)). The lawsuit was ruled in favor of FLS Mushroom, but it is unknown if FLS Mushroom will able to collect anything from Feiyan, who has filed bankruptcy.

Note 14 — Subsequent events

On October 13, 2016, the Company entered into a loan agreement with Bank of China (Lishui Branch) to borrow RMB 5 million (equivalent of $749,600) for one year with due date on October 12, 2017 at an annual effective interest rate of 5.22%. The loan was secured by the real property and land use right owned by Forasen Group Co., a related party, as well as two principal officers of the Company.

On October 12, 2016, the Company entered into a loan agreement with Bank of China (Lishui Branch) to borrow RMB 5 million (equivalent of $749,600) for two months with due date on December 12, 2016 at an annual effective interest rate of 5.22%. The loan was secured by the real property and land use right owned by Forasen Group Co., a related party, as well as two principal officers of the Company. The loan was fully repaid on December 12, 2016.

On November 25, 2016, the Company entered into a three-party settlement agreement with China Forest Product Co., Ltd. (“CFPC”) and China National Tree Seed Co., Ltd. (“CNTS”), two wholly owned subsidiaries of China Forestry Group Corporation (“CFGC”), pursuant to which CFPC agreed to transfer the receivable of RMB 7,978,500 (approximately $1,196,000) due from the Company to CNTS to offset CNTS’s outstanding payable due to the Company. As a result of the agreement, the Company’s outstanding advance from customer and accounts receivable both reduced by RMB 7,978,500 (approximately $1,196,000).

On January 11, 2017, the Company entered into a loan agreement with Bank of China (Lishui Branch) to borrow RMB 5 million (equivalent of $1,499,200) as working capital for six months with due date on July 10, 2017 at an annual effective interest rate of 5.67%. The loan was secured by the real property and land use right owned by Forasen Group Co., a related party. The loan was also guaranteed by Zhejiang Lishui Xinyite Automation Technology Co., Ltd and Zhejiang MeiFeng Tea Industry Co., Ltd., two unrelated parties, as well as two principal officers of the Company.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under the Memorandum and Articles of Association of the Registrant, the Registrant may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the Registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this registration statement, also provides for indemnification of the Registrant and its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

These securities may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits.  The following exhibits are included herein or incorporated herein by reference:

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement
3.1†	Memorandum and Articles of Association of Farmmi, Inc., as currently in effect
3.2*	Amended and Restated Memorandum and Articles of Association of Farmmi, Inc., effective upon completion of this offering
4.1*	Specimen Ordinary Share Certificate
5.1*	Opinion of Campbells, Cayman Islands counsel, as to the validity of the Ordinary Shares
8.1*	Opinion of Kaufman & Canoles, P.C. regarding certain U.S. tax matters
8.2*	Opinion of Deheng regarding certain PRC tax matters
8.3*	Opinion of Campbells, regarding certain Cayman Islands tax matters
10.1†	Employment Agreement with Yefang Zhang
10.2†	Employment Agreement with Jun Zhou
10.3†	Translation of Exclusive Call Option Agreement entered into by and among Suyuan Agricultural, Zhengyu Wang and Nongyuan Network, dated September 18, 2016
10.4†	Translation of Exclusive Management Consulting and Technology Service Agreement entered into by and among Suyuan Agricultural and Nongyuan Network, dated September 18, 2016
10.5†	Translation of Equity Pledge Agreement entered into by and among Suyuan Agricultural, Zhengyu Wang and Nongyuan Network, dated September 18, 2016
10.6†	Translation of Shareholder Voting Right Authorization Agreement entered into by and among Suyuan Agricultural, Zhengyu Wang and Nongyuan Network, dated September 18, 2016
10.7†	Translation of Power of Attorney relating to Nongyuan Network, dated September 18, 2016
10.8*	Form of Subscription Agreement

10.9*	Escrow Agreement for IPO funds
10.10†	Summary Translation of Lease Agreement with Forasen Group
10.11†	Form of Sales Agreement with China National Tree Seed Corp.
10.12†	Form of Sales Agreement with China National Forest Products Corp.
21.1†	List of subsidiaries
23.1*	Consent of Friedman LLP
23.2*	Consent of Campbells, Cayman Islands counsel, (included in exhibits 5.1 and 8.3)
23.3*	Consent of Kaufman & Canoles, P.C. (included in Exhibit 8.1)
23.4*	Consent of Deheng (included in Exhibit 8.2)
24.1*	Power of attorney (included on signature page to the registration statement)
99.1†	Form of Incentive Securities Plan
99.2†	Code of Business Conduct and Ethics of Farmmi, Inc.

*	To be filed by amendment.
†	Filed herewith.

(b) Financial Statement Schedules.  All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 9. Undertakings

The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering and such other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(7) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hangzhou, People’s Republic of China,  , 2017.

Farmmi, Inc.

Yefang Zhang
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Yefang Zhang as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
Yefang Zhang	Chief Executive Officer and Chairwoman (Principal Executive Officer)
Jun Zhou	Chief Financial Officer (Principal Financial and Accounting Officer)
Zhengyu Wang	Director
Yunhao Chen	Director
Mengxia Shen	Director
Kangbin Zheng	Director
/s/ Yunhao Chen Yunhao Chen	Authorized Representative in the United States	May 5, 2017